UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 000-________

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
(Exact name of Registrant as Specified in its Charter)

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
(Translation of Registrant’s Name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

301 - 455 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 1T1
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

COMMON STOCK, NO PAR VALUE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NOT APPLICABLE
(Title of Class)

The number of outstanding shares of each of the issuers’ classes of capital or common stock as of April 30, 2007, was 27,442,877.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

Please send copies of notices and communications from the
Securities and Exchange Commission to:

David E. Danovitch, Esq.
Kristin J. Angelino, Esq.
Jaclyn Amsel, Esq.
Gersten Savage LLP
600 Lexington Avenue
New York, NY 10022

i

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward-looking statements found in the following discussion and elsewhere in this registration statement and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission (the “SEC”). Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, with respect to future business decisions, are subject to change. See “Part I - Item 3. Key Information - Risk Factors.” These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward-looking statements, unless required by law or regulation.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

The directors and senior management of the Company as of April 30, 2007 are as follows:

Name	Business Address	Position and Function
Brian A. McClay	301- 455 Granville Street Vancouver BC Canada V6C 1T1	President and Director
Iqbal Boga	334 - 470 Granville Street, Vancouver, BC Canada V6C 1V5	Chief Financial Officer and Director
William F. Jefferies	753 Sawyers Lane Vancouver, BC Canada V5Z 3Z8	Secretary and Director
Shaun M. Dykes	514 East Columbia St. New Westminster, BC Canada V3L-3X7	Director; Exploration Manager
Matthew C.N. Ball, Ph.D.	602-655 Moberly Road Vancouver, BC Canada V5Z 4B2	Director; Senior Geologist
Patrick D. Bronson	301- 455 Granville Street Vancouver BC Canada V6C 1T1	Director
Wayne Ash	5125 Carol Place Nanaimo, BC Canada V7T 5Z3	Director

B. Advisors

Our US legal advisor with respect to securities law matters is Gersten Savage LLP, with a business address at 600 Lexington Avenue, New York, NY 10022-6018. Our Canadian legal advisor is Fang and Associated Barristers & Solicitors with a business address at Suite 1925 - 700 West Georgia Street, Vancouver, B.C., Canada V7Y 1A1.

C. Auditors

Our current auditors are Dale Matheson Carr-Hilton LaBonte, LLP, Chartered Accountants, with a business address at 1140 West Pender Street, Suite 1700, Vancouver, B.C., Canada V6E 4G1. Dale Matheson Carr-Hilton LaBonte, LLP are members of the Canadian Institute of Chartered Accountants.

Prior to procuring the services of Dale Matheson Carr-Hilton Labonte, LLP, we engaged the services of Heer and Company, Chartered Accountant, and I. J. Boga, Chartered Accountant, as our auditors. Both firms are members of the Canadian Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Cdn GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Under Cdn GAAP, mineral property acquisition and exploration expenditures on prospective properties are capitalized until such time as it is determined that further work is not warranted or the property is sold or abandoned, at which point capitalized costs would be written off. Under US GAAP, mineral property acquisition costs are capitalized and exploration costs are expensed as incurred until such time as economic reserves are quantified. The Company has considered the guidance under EITF 04-2 and has determined that capitalization of mineral property acquisition costs is inappropriate at the current stage of the Company’s mineral property exploration activities. To date, the Company’s mineral interests consist mainly of exploration stage properties. Furthermore, there is uncertainty as to the Company’s ability to fund the exploration work necessary to determine if the properties have recoverable reserves or any future economic benefits. As a result, acquisition costs to date are considered to be impaired under US GAAP and accordingly, have been written off as mineral property expenditures. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

Under Cdn GAAP stock-based compensation is accounted for based on the fair value of options granted. Under US GAAP, pursuant to SFAS No. 123(R) (revised 2004) “Share-Based Payments,” which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” companies are encouraged but not required to account for stock-based compensation based on the fair value of options granted. Effective January 1, 2003, the Company elected to follow the fair value method of accounting for stock-based compensation. Accordingly, there is no difference between Cdn and US GAAP.

The following table summarizes selected consolidated financial data for the Company for the last five fiscal years in Canadian dollars, presented in accordance with Cdn GAAP. Note that during the period ended June 30, 2006, the Company changed its fiscal year end from December 31 to June 30.

Additional information is presented to show the differences which would result from the application of US GAAP to the Company’s financial information. Please refer to note 13 to the consolidated financial statements included herein for a discussion of the material differences between Cdn GAAP and US GAAP and their effect on the Company’s financial position and results of operations. The information in the table was extracted from the detailed consolidated financial statements and related notes included in this registration report, and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects.”

Balance Sheet Data

(In Canadian Dollars, except per share amounts)	December 31, 2006(1)	June 30, 2006(2)	December 31, 2005	December 31, 2004(3)	December 31, 2003(3)	December 31, 2002(3)
Total assets (Cdn GAAP)	$9,204,107	$4,912,195	$2,519,345	$1,457,565	$1,873,898	$2,023,972
Total assets (US GAAP)	6,069,111	2,991,912	1,462,025	611,180	568,808	385,021
Total liabilities (Cdn GAAP)	92,745	566,506	509,382	473,602	792,756	860,590
Total liabilities (US GAAP)	92,745	566,506	509,382	473,602	792,756	860,590
Stock capital (Cdn GAAP)	19,376,614	18,230,914	15,513,053	14,231,803	14,004,203	13,807,954
Stock capital (US GAAP)	19,376,614	18,230,914	15,513,053	14,231,803	14,004,203	13,807,954
(Deficit) (Cdn GAAP)	(12,716,536)	(14,766,755)	(13,944,489)	(13,689,239)	(12,923,061)	(12,644,572)
(Deficit) (US GAAP)	(15,851,532)	(16,687,038)	(15,001,809)	(14,535,624)	(14,228,151)	(14,283,523)
Net assets (deficiency) (Cdn GAAP)	9,111,362	4,345,689	2,009,963	983,963	1,081,142	1,163,382
Net assets (deficiency) (US GAAP)	5,976,366	2,425,406	952,643	137,578	(223,948)	(475,569)
(1)	Unaudited as at December 31, 2006.
(2)	During the year ended June 30, 2006, the Company changed its fiscal year end from December 31 to June 30.
(3)	US GAAP figures are unaudited.

Statement of Operations Data

	Six Mos. Ended December 31,	Six Mos. Ended June 30,	Year Ended December 31,
	2006(1)	2006(2)	2005	2004	2003(3)	2002(3)
Revenues (US and Cdn GAAP)	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period(3) (Cdn GAAP)	$(2,050,219)	$(822,226)	$(255,250)	$(766,178)	$(278,489)	$(208,837)
Loss for the period(3) (US GAAP)	658,480	(1,685,189)	(466,185)	(302,872)	199,354	(121,129)
Income (Loss) per share (Cdn GAAP)	$0.08	$(0.04)	$(0.01)	$(0.04)	$(0.01)	$(0.01)
Income (Loss) per share (US GAAP)	0.03	(0.08)	(0.02)	(0.02)	0.01	(0.01)
(1)	Unaudited.
(2)	During the year ended June 30, 2006, the Company changed its fiscal year end from December 31 to June 30.
(3)	US GAAP figures are unaudited.

No cash or other dividends have been declared.

Except as otherwise indicated, all dollar amounts are stated in Canadian dollars, the Company’s functional and reporting currency. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.

Exchange Rates

The following table sets out for the five most recent fiscal years and any subsequent interim period for which financial statements are presented, the average exchange rates, based on the noon rates as reported by the Bank of Canada, for the conversion of United States dollars into one Canadian dollar for such periods calculated by using the average of the exchange rates on the last day of each month during the period.

	Six Months Ended June 30,	Year Ended December 31,
	2006	2005	2004	2003	2002
Average for Period	-	0.8251	0.7682	0.7139	0.6393

The following table sets out the high and low exchange rates, based on the noon rate as reported by the Bank of Canada, for the conversion of Canadian dollars into one United States dollar, for the following periods:

	High	Low
November 2006	0.8868	0.8715
December 2006	0.8759	0.8581
January 2007	0.8584	0.8457
February 2007	0.8632	0.8437
March 2007	0.8674	0.8467
April 2007	0.9036	0.8633

On April 30, 2007 the noon rate as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was Cdn$1.11 per US dollar.

B. Capitalization and Indebtedness

The following table sets forth the Company’s capitalization and indebtedness (distinguishing between guaranteed and unguaranteed, and secured and unsecured, indebtedness) as of April 30, 2007, inclusive of indirect and contingent indebtedness.

	April 30,		December 31,
	2007		2006		2005
Indebtedness:
Guaranteed debt	$	Nil	$	Nil	$	Nil
Unguaranteed debt	$	Nil	$	Nil	$	Nil
Secured debt	$	Nil	$	Nil	$	Nil
Unsecured debt	$	Nil	$	Nil	$	Nil

Share Capital:
Common shares authorized - unlimited number without par value
Issued and outstanding common shares, without par value as at April 30, 2007		27,442,887		26,902,877		22,269,303

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company is subject to a number of risks and uncertainties, the most significant of which are discussed below. Additional risks and uncertainties not presented also may impact the Company’s future financial results.

Risks Related To Our Business

The exploration and development of mineral properties is an inherently risky business.

The Company is engaged in the exploration of mineral properties, an inherently risky business as exploration and development risks for the business of exploring for minerals and mining are high. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to advance a property beyond the exploration stage, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration programs planned or proposed by the Company will result in profitable activities.

The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. We cannot assure you that the Company’s exploration activities will result in development of mining operations.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

We face intense competition in the mining industry.

The Company faces competition from other mining exploration companies with operations similar to those of the Company’s. The Company competes with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In addition, many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

The estimation of reserves and mineralization is a subjective process.

The accuracy of any reserve and mineralization estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. We cannot assure you that we can formally establish the existence of any mineral reserve on any of our properties. Even if we eventually discover a mineral reserve on one or more of our properties, there can be no assurance that production from these properties will continue for any period of time and if production fails, our business may ultimately fail. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The price of gold and metal is affected by numerous factors beyond the control of the Company.

Such factors include central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, demand, political and economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The prices of other metals and mineral products that the Company may explore all have the same or similar price risk factors.

Mineral exploration and development are subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on us.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved.

Our operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on us.

We have been an exploration stage mining company with a history of operating losses and no assurance of revenues.

We have been an exploration stage company whose operating history has been restricted to the acquisition and exploration of properties for mineral deposits. This does not provide a meaningful basis for an evaluation of our prospects if we determine that we have a mineral reserve and commence the construction and operation of a mine. To date, we have no revenue from operations and a history of net losses resulting in an accumulated deficit of over $12.7 million at December 31, 2006.

We expect to continue to incur significant losses into the foreseeable future. There can be no assurance that we will be successful in finding an economic ore body, and therefore there can be no assurance that we will ever be able to earn revenues.

We may have substantial additional funding requirements.

Aside from the acquisition and exploration of properties for mineral deposits, we have not commenced operations as yet. If any of our exploration programs are successful and optionees of properties complete their earn-in, we would have to provide our share of ongoing exploration and development costs in order to maintain our interest in the projects, or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to us are the sale of our inventory of gold; the sale of marketable securities; the sale of equity capital; or the offering of an interest in our projects to another party. Although we presently have sufficient financial resources to undertake all of our currently planned exploration programs, we cannot assure you that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

We have unfavorable foreign currency exposure due to exchange rate fluctuations.

Fluctuations in currency exchange rates, principally the Canadian/U.S dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses are in the US and in US dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favorable or unfavorable, which may impact financial results. We do not engage in currency hedging to offset any risk of exchange rate fluctuation.

We are subject to extensive environmental laws and regulations.

Our exploration activities are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, exploration or minerals properties, exports and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil and/or criminal fines and penalties, or enforcement action including orders issued by regulatory or judicial authorities enjoining operations or requiring corrective measures, the installation of additional equipment or remedial action, any of which could result in substantial expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration of our properties.

Any change in or amendments to current laws, regulations and permits governing activities of mineral exploration companies, or more stringent implementation thereof, could require increases in exploration expenditures, or require delays in the exploration or abandonment of new mineral properties. The cost of compliance with changes in governmental regulations has the potential to increase the Company’s expenses.

There is no guarantee of title on our mineral properties.

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned.  The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties.  Before a number of claims under option can be recorded in the Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.  As at the date of this Registration Statement, approximately 60% of claims have yet to be recorded in the Company's name.

We may engage in the sale of equity capital, which will result in dilution to our existing shareholders.

The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. The only other anticipated alternative for the financing of further exploration would be the offering by us of an interest in our properties to be earned by another party or parties carrying out further exploration thereof, which is not presently contemplated.

We have outstanding share purchase options and warrants which, if exercised, could result in substantial dilution to existing shareholders.

As of April 20, 2007, there were share purchase options outstanding allowing the holders of these options to purchase 2,630,000 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 2,694,000 shares of common stock.

As of April 20, 2007, there were 27,432,887 shares of common stock outstanding, therefore the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.

We are strongly dependent on our management.

The Company strongly depends on the business and technical expertise of its management and there is little possibility that this dependence will decrease in the near term. The loss of the services of any member of management could have an adverse effect on our business, financial condition and results of operations. There is no assurance that any member of management will not leave us or compete against us in the future, as we presently have no employment agreements with any of them. In such circumstance, we may have to recruit qualified personnel with competitive compensation packages, equity participation and other benefits that may affect the working capital available for our operations. Our failure to attract additional qualified employees or to retain the services of any members of our management could have a material adverse effect on our operating results and financial condition.

Some of our officers and directors are subject to conflicts of interest.

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest and we may miss the opportunity to participate in certain transactions, which could have a material, adverse effect on our financial position.

Risks related to our common stock

Our shares have a relatively low trading volume.

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

The market prices of our shares could be subject to volatility.

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Since our stock is classified as a “penny stock,” the restrictions of the SEC’s penny stock regulations may result in less liquidity for our stock.

Because the market price for our shares is less than US$5.00, our securities are classified as “penny stock.” For transactions involving a penny stock, brokers or dealers are required to approve a previous account for penny stock transactions, which involves obtaining financial information concerning the investor and satisfying themselves that the investor has sufficient knowledge and experience to evaluate the risks associated with penny stocks. The broker or dealer must also deliver certain information to investors on penny stocks, including disclosure concerning the risks associated with penny stocks, and must receive a written agreement from investors prior to the transactions. As a result of the penny stock restrictions, brokers or potential investors may be reluctant to trade in our securities, which may result in less liquidity for our stock.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Business of Mosquito

The Company was incorporated under the laws of British Columbia, Canada on September 22, 1971 under the corporate name “The Mosquito Creek Gold Mining Company Limited.” On June 26, 1987, its name was changed to “Mosquito Consolidated Gold Mines Limited.” In the year 2004, the Company increased its authorized share capital to consist of an unlimited number of common shares without par value. Neither the Company nor its subsidiaries have been involved in bankruptcy or have been placed in receivership or been in similar proceedings. The Company’s principal place of business is 301 Granville Street, Vancouver, British Columbia, Canada V6C 1T1 and its telephone number is (604) 689-7902. The Company has no agent in Canada.

The Company is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and Australia with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

The principal events in the development of the Company’s business from January 1, 2003 to the present have been:

(a) Mosquito Creek and Cariboo Gold Quartz property, British Columbia, Canada

The Company has a 100% interest, subject to a 10% net profit interest held by the estate of Cameron McFeely and the Bumper Group of Calgary, Alberta, in the mining properties known as the Mosquito Creek Gold property and the Cariboo Gold Quartz property. These properties are located in the Cariboo Mining District of British Columbia, Canada.

During August 2003, the Company entered into a Property Option Agreement with International Wayside Gold Mines Limited (“Wayside”) for the 50% interest in the Cariboo Gold Quartz Mineral Claims and a 100% interest in the Mosquito Mine Mineral Claims (collectively, the “Property”) excluding the placer mining rights. The mill, all buildings and hoist on the claims are included as part of the Property.

Under the Property Option Agreement, Wayside must make the following cash payments to the Company:

•	$50,000, on the signing of the agreement;
•	$450,000 on or before September 15, 2003;
•	$500,000 on or before August 31, 2004;
•	$500,000 on or before August 31, 2005;
•	$500,000 on or before August 31, 2006 (received in September 2006); and,
•	$3,500,000 on or before December 31, 2006;

After the receipt of the payments listed above, Mosquito retains a 3% net smelter royalty (“NSR”). This royalty gives Mosquito 3% of gross revenues from all minerals produced from the property less smelter charges and transportation costs to a smelter. A 100% interest in the Mosquito Mine claims and a 50% interest in the Cariboo Gold Quartz claims have now been acquired by Wayside pursuant to the Property Option Agreement, which is still in effect. Under such Agreement, Wayside must complete a bankable feasibility study in order to earn the remaining 50% interest in the Cariboo Gold Quartz claims.

(b) Wells-Barkerville, British Columbia, Canada

During the year ended December 31, 2000, the Company and the former president of the Company acquired 117 claims in Wells-Barkerville, BC. During the year ended December 31, 2001, the former president of the Company and the Company granted to Golden Cariboo Resources Ltd. the sole and exclusive right to earn the 100% right, title and interest in the claims in return for $10,000, 200,000 shares of Golden Cariboo Resources Ltd. and a 2% NSR. Golden Cariboo Resources Ltd. can purchase the 2% NSR from the Company and the former president of the Company for a cash payment of $2,000,000 ($1,000,000 to the Company).

(c) Tillicum property, British Columbia, Canada

During the year ended December 31, 2002, the Company acquired 1330275 Ontario Ltd. from Mustang Mineral Corp. for a consideration of 200,000 common shares of the Company at an agreed value of $20,000 plus $2,500 (paid) and an additional $27,500 payable by December 31, 2003. During the year ended December 31, 2003, the Company completed the obligations by payment of $20,000. 1330275 Ontario Ltd. held a 100% interest in the Tillicum property in the Slocan Mining District, BC. During the year ended December 31, 2004, the Company requested an extension of the lease with the original owners and reached a settlement whereby the Company transferred all interest in the property in return for a payment of $10,000 on March 3, 2005. In January 2005, the Company disposed of 1330275 Ontario Ltd. to a relative of a director and officer at its calculated fair market value.

(d) Brett #1 and #2, British Columbia, Canada

During the year ended December 31, 2002, the Company acquired 30% interest in the Brett #1 and Brett #2 mineral claims located in the Vernon Mining District of British Columbia from Vicore Mining Developments Ltd. (“Vicore”) for $49,391. During the year ended December 31, 2003, the Company acquired the remaining 70% for a consideration of 500,000 common shares of the Company at an agreed value of $125,000. Vicore retains a 2% NSR.

During the year ended December 31, 2004, the Company executed an Option Agreement whereby the Company optioned 50% of its interest in the Brett Property to Running Fox Resource Corp (“Running Fox”) for 200,000 shares of Running Fox, at an agreed value of $80,000 and Running Fox to incur $500,000 exploration expenditure. During the year ended December 31, 2004, Running Fox incurred the required exploration expenditure.

(e) Laverty Property, Red Lake, Ontario, Canada

During the year ended December 31, 2004, the Company acquired a 100% interest in 1156207 Ontario Ltd. for $80,000 with the vendor retaining a 1% NSR. 1156207 Ontario Ltd. holds 100% interest in two groups of patented mineral claims known as the “Laverty Property”, Red Lake, Ontario and the “Cummins Property”, near Larder Lake, Ontario. In connection with the acquisition, the Company issued 15,000 shares at an agreed value of $8,700 as finder’s fee.

(f) Cumo Molybdenum Property, Idaho, US

On October 13, 2004, the Company completed an “Option to Purchase Agreement” with Cumo Molybdenum Mining Inc. (“Cumo”) to purchase eight unpatented mineral claims located in Boise County, Idaho, US known as “Cumo Molybdenum Property.” The terms of the agreement call for advanced stage royalty payments scheduled as follows:

•	US $10,000	upon signing (paid)
•	US $10,000	60 days after signing (paid)
•	US $5,000	6 months after signing (paid)
•	US $20,000	Year 1 after signing (paid)
•	US $20,000	Year 2 after signing (paid)
•	US $15,000	Year 3 after signing
•	US $15,000	every 6 months thereafter

These payments are to be credited against a 1.5% NSR which reduces to a 0.5% NSR after payments of US $3 million. In addition, 60 days after signing the agreement, the Company will issue 90,000 shares of the Company at an agreed value of $63,900 (issued), an additional 90,000 shares (issued) after nine months and an additional 120,000 shares (issued) after 18 months. All shares were issued in April 2006.

The Company is required to perform at least US $25,000 worth of work on the Cumo Molybdenum Property during the first year and at least US $50,000 worth of exploration work each year thereafter for as long as the Option is in effect. To date, over US $1.2 million has been spent, which is well in excess of what is required under the agreement.

The Company also agreed to pay finder’s fees of 60,000 share purchase warrants of the Company with a fair value of $3,080, exercisable at $0.71 per share warrant until December 10, 2006. All share purchase warrants have been exercised.

On January 21, 2005, the Company entered into an option agreement (the “January 2005 Option Agreement”) with Kobex Resources Ltd. (“Kobex”), whereby Kobex may acquire a 100% interest in two Company properties, the Cumo Molybdenum Property located in Boise County, Idaho and the Trikay Copper-Gold Property in Queensland, Australia. See “(j) Trikay Property, Queensland, Australia,” below. Under the terms of the Agreement, Kobex would earn a 100% undivided interest in these properties in consideration of cash payment of $5,000,000, 12,500,000 treasury shares and $10,000,000 of work expenditure commitment.

Under the terms of the January 2005 Option Agreement, Kobex also assumed certain obligations with respect to the Option to Purchase Agreement between Cumo and the Company, including the minimum advance royalty payments. On November 7, 2005, the Company signed an amended agreement (the “Amended Option Agreement”) with Kobex whereby, in consideration of Kobex’s surrender of all of its rights and interest in the Trikay property, the Company agreed to reduce all cash payments and expenditures to be made on the Cumo Molybdenum Property by 25% and the amount of expenditures was extended by one year.

The number of shares to be issued to the Company by Kobex after the 25% reduction is as follows:

Option Exercise Schedule	Number of Shares	Payment	Exploration Expenditures
Upon execution of the agreement(1)	-	$50,000	$-
Upon completion of due diligence and acceptance of filing by regulatory authorities(1)	375,000	50,000	-
Earlier of 6 months after signing and the date of regulatory acceptance(1)	-	150,000	-
On or before January 21, 2006(2)	1,125,000	187,500	-
On or before July 21, 2006(2) (3)	-	187,500	-
On or before January 21, 2007(3)	1,500,000	562,500	750,000
On or before January 21, 2008(3)	2,625,000	1,125,000	1,125,000
On or before January 21, 2009(3)	4,375,000	1,500,000	1,500,000
On or before January 21, 2010(3)	-	-	1,875,000
On or before January 21, 2011(3)	-	-	2,250,000
Total	10,000,000	$3,812,500	$7,500,000
(1) Amounts have been received and shares have issued
(2) Shares have not been issued and payments have not been made. The Company has filed a Statement of Claim.
(3) Kobex surrendered all rights and interests in the Cumo Molybdenum Property on or about October 6, 2006.

Kobex had not issued the shares or made the required cash payments during the period ended June 30, 2006. Subsequent to June 30, 2006, Kobex surrendered all rights and interests in the Cumo Molybdenum Property to the Company and delivered a letter to Mosquito purporting to terminate the January 2005 Option Agreement and the Amended Option Agreement.

On November 1, 2006, the Company filed a Statement of Claim in the Supreme Court of British Columbia against Kobex for remaining payments owed on the January 2005 Option Agreement and the Amended Option Agreement as follows: (i) $375,000, (ii) the Canadian equivalent of US $20,000 and (iii) 1,125,000 shares of Kobex. Kobex filed a Statement of Defence on December 19, 2006 asserting that it has performed all of its obligations under the Amended Option Agreement and requesting that the action be dismissed. A non-binding mediation hearing has been agreed to by the parties, and will be held on May 17, 2007.

(g) Pine Tree Copper-Molybdenum Property, Mineral County, Nevada, USA

On May 10, 2005, the Company signed a “Mineral Property Option Agreement” (“Agreement”) to purchase certain unpatented mineral claims located in Mineral County, Nevada, USA known as the “Pine Tree Copper-Molybdenum Property”. Under the terms of the Agreement, the Company would earn a 100% undivided interest in the Pine Tree Property in consideration of cash payment of US$2,000,000, 300,000 treasury shares and US$150,000 of work expenditure commitment.

The summary of the terms are as follows:

Option Exercise Schedule	Number of Shares		Payment		Exploration Expenditures
Within 7 days of signing the agreement(1)	-		$10,000	(1)	$-
Upon approval of TSX-V(1)	50,000	(1)	10,000	(1)	-
On first anniversary of the Agreement	50,000	(1)	25,000	(1)	50,000
On second anniversary of the Agreement	60,000		35,000		100,000
On third anniversary of the Agreement	60,000		50,000		-
On fourth anniversary of the Agreement	80,000		125,000		-
On fifth anniversary of the Agreement	-		25,000		-
Each year thereafter(2)	-		-		-
Total	300,000		$280,000		$150,000
(1) Shares have been issued and US $45,000 paid;
(2) The Company would pay $25,000 each year after the fifth anniversary until a total of US$2,000,000 has been paid. These payments would be credited against a 1.5% NSR which, after the payment of US$2 million, would reduce the NSR to 0.5%.

At any time within two years of approval by the Toronto Stock Exchange Venture Exchange (“TSX-V”), the Company may purchase the property outright for US$1,000,000 plus the share consideration. If the Company sells, assigns or creates a joint venture with any third party within two years of the date of the Agreement, the vendors would be entitled to 20% of the share consideration received.

(h) Blackpoint exploration property, Eureka, Nevada, USA

During the year ended December 31, 2005, the Company staked 49 claims which cover the Blackpoint exploration property near Eureka, Nevada. The Company has completed detailed geological mapping and sampling and await the availability of a suitable drilling contractor. The claims are presently in good standing .

(i) Red Lake Gold Property, Red Lake, Ontario, Canada

On June 10, 2005, the Company signed an “Option to Purchase Red Lake Mineral Claims Agreement” (the “Red Lake Agreement”) to purchase four patented mineral claims located in Bateman Township on the eastern shores of Red Lake, Ontario Canada, known as the “Red Lake Gold Property”. Under the terms of the Agreement, the Company would earn a 100% undivided interest in the Red Lake Gold Property in consideration of cash payment of $500,000 as follows:

Option Exercise Schedule	Payment
Upon approval of TSX-V (the “Approval”)	$25,000	paid
On first anniversary of the Approval	50,000	Not paid
On second anniversary of the Approval	75,000
On third anniversary of the Approval	100,000
On fourth anniversary of the Approval	250,000
Total	$500,000

The vendors retained a 2% NSR and the Company may purchase 1% of the NSR at any time for $1,000,000. The required payments have not been made to the vendors and have been extended subject to a geological review to be completed in the summer. No other work is planned and the Company does not intend to complete the “Option to Purchase”

(j) Trikay Property, Queensland, Australia

During the year ended December 31, 2004, the Company filed exploration permits covering the Trikay property in Queensland, Australia. A program of geological mapping and sampling was completed in October 2006 with additional work planned.

(k) Statlu Aggregate Project, British Columbia, Canada

On December 21, 2005, the Company entered into an option agreement (the “Statlu Option Agreement”) whereby the Company would earn a 60% interest in the Statlu Aggregate Project near Chehalis, British Columbia. Under the terms of the Statlu Option Agreement, the Company would finance the project until (a) a license of occupation is issued by the Department of Land and Water of British Columbia and (b) a permit is issued which would allow sand and gravels from the property to be mined and sold. If the Company fails to acquire the required license by December 31, 2007, the agreement would expire and be null and void. To date, no license or permit has been issued to the Company.

The Company has completed an engineered evaluation at a cost of $236,000 in 2006 and has requested a formal joint-venture agreement with the vendor of the project. Until this formal joint-venture agreement is completed no further work is contemplated.

(l) Spruce Mountain Patented Claims, Elko County, Nevada, USA

On May 19, 2006, the Company entered into a purchase agreement to purchase 53 patented claims located in Spruce Mountain, Elko County, Nevada, USA, known as the “Spruce Mountain Patented Claims”. Under the terms of the Agreement, the Company would earn a 100% undivided interest in the project in consideration of cash payment of US$550,000 paid as follows:

Option Exercise Schedule	Payment
On or before May 25, 2006	$75,000	(paid	)
On or before July 15, 2006	100,000	(paid	)
On or before September 15, 2006	100,000	(paid	)
On or before November 15, 2006	125,000	(paid	)
On or before January 15, 2007	150,000	(paid	)
Total	$550,000

(m) Motley Property, Idaho, USA

On March 9, 2007, the Company entered into a purchase agreement to purchase 6 unpatented claims located in the state of Idaho, USA, known as the “Motley Property”. Under the terms of the Agreement, the Company acquired 100% undivided interest in the project in consideration of 100,000 common shares of the Company with a 1% NSR to the vendors. A finder’s fee of 10,000 common shares of the Company has been paid.

(n) Copper Chief Claims, Mina, Nevada, USA

In April 2007, the Company staked 40 claims known as “Copper Chief”, in Mina, Nevada. These claims are approximately 4 miles north of Pine Tree Project. The close proximity to Pine Tree is very significant and further work is ongoing to determine the relationship between the two mineralized areas.

Private Placements

The Company completed the following private placements in the last three years:

(i)
During the year ended December 31, 2005, the Company completed a non-brokered private placement in Canada of 1,065,000 units at $1.00 each for total proceeds of $1,065,000. Along with the shares, the Company issued 532,500 share purchase warrants. Each purchase warrant entitles the holder thereof the right to purchase one additional common share at $1.25 for a one year period.

(ii)
During the period ended June 30, 2006, the Company completed a non-brokered private placement in Canada of 2,200,000 units at $1.08 per unit for total proceeds of $2,376,000. Each unit consists of one common share and one share purchase warrant. The share purchase warrant entitles the holder thereof the right to purchase one additional common share at $1.45 for a two year period.

(iii)
During the period ended March 31, 2007, the Company completed a non-brokered private placement in Canada of 430,000 units at $1.25 per unit for total proceeds of $537,500. Each unit consists of one common share and one share purchase warrant. The share purchase warrant entitles the holder thereof the right to purchase one additional common share at $1.50 for a two year period.

Besides the private placements, the Company has been able to finance the Company’s operations and exploration program through the sale of the Company’s mineral properties or options.

Principal Capital Expenditures

The Company’s principal capital expenditures and material divestitures in the past three fiscal periods are as follows:

Period	Exploration Expenditures Deferred (capitalized or invested)	Mineral Property Acquisitions Capitalized	Mineral property acquired (for cash and shares)	Exploration Expenditures incurred (excluding related stock-based compensation)	Mineral Property Expenditures and Acquisitions Expensed
6 months ended Dec. 31, 2006	nil	nil	386,340	1,005,399	nil
6 months ended June 30, 2006	nil	nil	194,500	800,464	nil
Year ended December 31, 2005	nil	nil	251,294	611,723	nil
Year ended December 31, 2004	nil	nil	178,809	33,638	81,154
Year ended December 31, 2003	nil	nil	145,000	37,167	15,000

The principal expenditures by property currently anticipated for the ensuing year, subject to the ability to finance from existing cash reserves and other sources of equity financing, are as follows:

Project	Exploration Expenditures Amount (Cdn $)
Cumo Molybdenum, Idaho, US	$1,700,000
Pine Tree Copper-Molybdenum, Nevada, US	1,200,000
Trikay, Australia	300,000
BlackPoint, Nevada, US	500,000
Spruce Mountain, Nevada, US	250,000
Total	$3,950,000

Our Company’s principal investments and capital expenditures in the last three years have been in the following properties:

	Year Ended December 31,
	2004	2005	2006
Laverty and Cumming Claim Group, Ontario, Canada	88,700
Cumo Molybdenum Property, Boise County, Idaho, US	89,083		133,080
Pine Tree Property, Nevada, US		641,829	1,348,433
Red Lake Gold Property, Red Lake, Ontario, Canada		25,676
Blackpoint property, Nevada, US		82,819
Statlu Aggregate Project, BC, Canada			190,769
Spruce Mountain Molybdenum Project, Elko, Nevada, US			470,715
	$177,783	$750,324	$2,142,997

B. Business Overview

The Company is a development/exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and Australia with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Included in the Company’s mineral properties are:

•	Cariboo Gold Quartz property, British Columbia, Canada
•	Wells-Barkerville, British Columbia, Canada
•	Brett #1 and #2, British Columbia, Canada
•	Laverty Property, Red Lake, Ontario, Canada
•	Cumo Molybdenum Property, Idaho, USA
•	Pine Tree Copper-Molybdenum Property, Mineral County, Nevada, USA
•	Blackpoint exploration property, Eureka, Nevada, USA
•	Red Lake Gold Property, Red Lake, Ontario, Canada
•	Trikay Property, Queensland, Australia
•	Statlu Aggregate Project near Chehalis, British Columbia, Canada
•	Spruce Mountain Molybdenum Project, Elko County, Nevada, USA
•	Motley Property, Idaho, USA
•	Copper Chief Claims, Mina, Nevada, USA

Although the Company is in the process of exploring and/or developing properties, it has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties.

Mining Legislation and Regulation

The Company's mining and processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. In all jurisdictions, licenses and permits from various governmental authorities are necessary in order to engage in mining operations. Further, the Company is generally required to submit, for government approval, a reclamation plan and, in certain cases, to pay for the reclamation of mine sites upon the completion of mining activities. In some cases, the Company is required to provide security in advance of the closure of a mine based upon estimates in the reclamation plan for the mine. The security is usually in the form of cash, letters of credit or security bonds.

Canada

The mining industry in Canada operates under both federal and provincial legislation governing the exploration, development, operation and decommissioning of mines and mineral processing facilities. Such legislation relates to the method of acquisition and ownership of mining rights, labor, occupational or worker health and safety standards, royalties, mining, exports, reclamation, closure and rehabilitation of mines, and other matters.

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties.  Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure.  The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.  Mineral exploration primarily falls under provincial jurisdiction.  However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labor standards, environmental protection, mine safety and other matters.

British Columbia

Legislation and regulations implemented by the Ministry of Energy and Mines directly affect the mining industry in the Province of British Columbia where the Company holds some of its mineral claims. Any individual planning to enter onto private or Crown land for the purpose of staking a claim must hold a valid Free Miner Certificate. Work which involves mechanized activities such as drilling, trenching, heavy mineral studies, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until a Notice of Work and Reclamation Program has been provided to the District Inspector of Mines and a permit issued, on such terms and conditions deemed necessary and prescribed by the Minister. In some instances a permit is required to carry out certain airborne geophysical surveys. Reclamation for any surface disturbance is required.

The acts and regulations which guide exploration activity in British Columbia are: the Mineral Tenure Act, the Mines Act, the Forest Act, the Health Safety and Reclamation Code for Mines in British Columbia, the Waste Management Act and Regulations, the Public Health Act, the Mineral Exploration Code and the Provincial Fire Code.

Ontario

Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the Province of Ontario where the Company holds some of its mineral claims.  The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off-road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.  The Company is not required to obtain a work permit for exploration activities on its Ontario properties.

The acts and regulations which guide exploration activity in Ontario are: the Mining Act, the Public Lands Act, the Forest Fire Prevention Act, Lakes and Rivers Improvement Act, the Crown Timber Act, the Fisheries Act, the Occupational Health and Safety Act, the Health Protection and Promotion Act, the Environmental Protections Act, and the Gasoline Handling Act.

United States

Exploration, development and mining activities are subject to extensive US federal, state and local laws and regulations governing exploration, development, production, taxes, labor standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural preservation, mine safety and occupational health, toxic substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing a mine and other facilities in compliance with such laws and regulations is significant. The costs and delays associated with compliance with such laws and regulations could become so significant that the Company would not proceed with the development or operation of a mine.

In the United States, mine safety and health is administered through the Mine Safety and Health Administration, under a program, separate of safety and health requirements, which is applicable to other industries in the United States as addressed under the Occupational Safety and Health Administration.

Australia

Mosquito is subject to extensive regulation in Australia. Of particular importance in Australia is the impact of native title claims on mining and other leases. Furthermore, mining leases are subject to certain conditions. Mosquito is also subject to regulation on environmental matters, with special regulations applying in the context of the export and handling of uranium.

In Australia, mining is regulated by the Mines Safety and Inspection Act (WA) of 1994 and the Mines Safety and Inspection Regulations (WA) of 1995.

Competition

We compete with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel. Many of the mineral resource exploration and development companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Seasonality

Mosquito’s projects are located in many different environments and terrains which are affected by seasonal variations and climate. Our operations in Canada and the United States usually commence in early spring and continue working through to the onset of winter. Mosquito has one project in Australia which is subject to spring floods and extremely hot winter temperatures.

C. Organizational Structure

As of December 31, 2006, we owned 100% of Mosquito Mining Corp., a company incorporated in the state of Nevada, USA on October 15, 2005, and 100% of Mosquito Resources (Australia) Pty Ltd., a company incorporated in Australia on June 1, 2006. In September 2004, we acquired 100% interest in 1156207 Ontario Ltd., a company holding 100% interest in patented mineral claims KRL 5136 5137. 5138.6979. 6980.6980, 6981. 5408. 5409. 6969. 6970. 6971. all located in the Province of Ontario, Canada

We also have a 30%-owned subsidiary, Vicore Mining Developments, Ltd., (“Vicore”).

D. Property, Plant and Equipment

In the following discussion, the term “Copper Equivalent” is used to summarize the results from deposits that contain a variety of metals. The following prices are used to calculate Copper Equivalent (“Cu. Equiv.”) values (all in US$): copper: $2.00/lb.; molybdenum trioxide: $25/lb.; rhenium: $163.00/oz.; gold: $525/oz.; silver $10/oz.; indium: $438.60/lb.; and gallium: $193/lb.1

Mineral Projects - USA

Cumo Project — Idaho (Figure 1)

The Cumo Project is situated in the mountains of south-central Idaho, approximately 15 miles northeast of the town of Idaho City. Good all-weather highway and logging roads provide easy access to the project from Idaho City.

Originally staked by the Curwood Mining Company in 1968, the property was optioned by Midwest Oil Corporation in 1969. Between 1968 and 1972, Midwest drilled 8 (eight) holes totally 5,201 feet (1,585 meters) and did geological mapping, geophysical surveys and surface sampling. In 1973 AMAX Exploration optioned the property from Midwest. AMAX was the world’s largest producer of Molybdenum and was subsequently purchased by Phelps Dodge.

1 Other factors in the calculation include 1% = 20 pounds; 1 part per millions (“ppm”) = 1 gram per tonne; 1,000 parts per billion (“ppb”) = 1ppm = 1 gram per tonne

Geologically, the Cumo Project is situated along the northeast trending Trans-Challis Structural Zone in a complex assemblage of Tertiary-age felsic dykes and stocks that intrude quart monzonite of the Idaho batholith. Between 1973 and 1981, AMAX drilled 26 holes totaling 30,821 feet and in 1982, produced a computer-generated Kriged block model for the project, estimating geological reserves of 1.387 billion tons of 0.093% MoS2 at a cut-off grade of 0.05% MoS2. A higher-grade core zone of 444 million tons of 0.135% MoS2 at a 0.10% MoS2 cut-off, was also included in this estimate. In 1997, the Project was staked by Cumo Molybdenum Mining, Inc. who optioned the Project to Mosquito in the fall of 2004.

Figure 1: Cumo Project Location Map

The Company entered into an option agreement with Kobex Resources Ltd. in January 2005, whereby Kobex may acquire a 100% interest in Mosquito’s Cumo Molybdenum Project located in Boise County, Idaho. The terms of the option agreement with Mosquito include staged payments totaling $3.75 million, the issuance of common shares (10 million) and minimum work commitments ($10 million) over a five-year period from the date of the agreement. On October 10, 2006, this option agreement was terminated and the property returned to Mosquito.

Mosquito completed two drill holes on the Cumo project to depths of 1,849 feet and 1,711 feet respectively. Assay results from these holes confirmed the thickness and grade encountered by AMAX. Hole 27-06 intersected 1,729 feet grading 0.085% MoS2, while 28-06 intersected 1,640 feet grading 0.096% MoS2. Of significant interest from the drilling is the presence of additional elements which add value to the deposit. These include rhenium, gallium and silver. The target of exploration is to delineate a large low-cost open pit accessible deposit.

In addition, the drilling has confirmed the presence of three distinct metal zones within the deposit. This zonation was not recognized by the previous operators. The zones consist of a copper-silver upper zone, a transitional copper-molybdenum zone and a lower molybdenum zone. Three-dimensional modeling of the above zonations indicates the current area being drilled is located on the north side of a large system of which only a small part has been drilled. Indications are also that the thickness of the higher grade molybdenum zone is increasing to the south.

Work will recommence in April 2007 with the outlining of the extents of this significant deposit. Drilling is planned to start in the spring (April) with two diamond drill rigs.

Pine Tree Project - Mineral County, Nevada

The property consists of 61 claims (510 hectares) located in the Pilot Mountains, Mineral County, western Nevada. Situated five miles east of the town of Mina, Nevada, half way between the cities of Reno and Las Vegas, the Pine Tree Project lies in an area that is host to several active small-scale mines and operations, as well as significant historical past producers. These include the Santa Fe gold mine located approximately 14 miles north of the project, which was operated by Homestake and produced approximately 750,000 ounces of gold between 1988 and 1993 and the Candelaria Mine, located approximately 15 miles to the south of the project, currently owned by Silver Standard Resources, which produced 68 million ounces of silver between 1970 and 1999. The primary target being sought on the project by Mosquito is a large (at least 200 million ton) copper-molybdenum-rhenium porphyry deposit, with potential gold, silver and tungsten by-products.

Mosquito has an option to purchase the Pine Tree Project through a combination of cash (totaling $2.0 million) and share payments (totaling 300,000 shares) to the two project vendors. Originally staked in the 1950s, over 2,310 feet of historical underground shafts and tunnels and 1,492 feet of diamond drilling in two holes were completed on the project at an estimated present day cost of $1.25 million. Based on results from the limited past exploration programs on the Pine Tree Project, Mosquito believes that previous owners did not recognize the potential for a significantly sized deposit.

Locally, the Project geology consists of Middle to Upper Triassic shelf sequence of carbonate and siltstone sediments thrust over younger Middle to Lower Jurassic sequence of volcaniclastics, conglomerates and carbonate sediments. The area has been intruded by several dykes including quartz feldspar porphyry hornblende quartz monzonite and feldspar porphyry. The exact ages and relationships of these intrusive rocks are still being studied. In addition to the east-west striking thrust faults, the area is strongly fractured with two prominent directions evident: northwest to southeast and approximately east-west. The northwest-southeast trending structures offset the thrust faults indicating a younger age.

Three types of mineralization have been identified on the Project: copper, molybdenum and gold. The oldest mineralization on the property is copper bearing skarn mineralization contained in the Lunning formation. In addition to copper the skarn contains indium, gallium, silver, gold and tungsten. The skarn is exposed at the southern end of the property and in many of the underground adits. It is estimated to be 1,400 feet long and 3,500 feet wide. It is being replaced by the molybdenum bearing system to the north and east.

The older copper-bearing skarn mineralization has been overprinted by a younger molybdenum-bearing argillic alteration. The molybdenum is enriched with rhenium and crosscuts both the skarn and the underlying thrust fault. Evidence indicates that mineralization is related to crystalline quartz feldspar porphyry dykes most likely emanating from a large intrusion located to the north. The increase in molybdenum mineralization and argillic alteration also indicates that the main core is located to the north of the recent drilling.

Both the copper-bearing skarn and molybdenum mineralization have been cut by a series of northwest fractures and faults. Often the fractures contain visible chalcopyrite, arsenopyrite, tennatite, galena and sphalerite. The fractures are part of the Walker Lane trend, a major fracture and fault pattern that hosts numerous gold and silver deposits in western Nevada. Sampling reveals well developed metal zonations within the fractures ranging from low grade gold silver to massive lead-zinc sulphide containing gold and silver. The mineralized fractures extend over an area at least 4.5 miles wide and 2 miles long and have been intersected in all drill holes and underground workings. As with the molybdenum mineralization, there appears to be an increase in gold and silver values in these structures to the north east. The fractures are readily identified in the analytical values by their high arsenic, bismuth, and indium values. They appear to contribute valuable byproducts to the overall deposit.

In March 2006, after spending approximately US $600,000, the Company completed the stage 1 program on the property. Work consisted of surface and underground mapping, sampling of all known mineralized zones and showings, cleaning and gaining access to all underground workings and the drilling of five diamond drill holes totaling 4455 feet (1358 meters). Results have confirmed the presence of the previously unrecognized copper-molybdenum porphyry system. The northernmost hole (PTO6-04) intersected 897 feet (273.4 meters) grading 0.87% Cu. Equiv. The program outlined a mineralized zone 2500 feet long and 3500 feet wide ranging in thickness from 420 to 1100 feet. The zone is open in all directions, especially to the north where alteration and mineralization indicate that the northern most hole (PTO6-04) is located on the southern edge of the system. The presence of rhenium, indium, gallium, gold and silver in the deposit adds significantly to the strategic importance of the Project. These by-products are usually found in highly profitable copper-molybdenum mines and in many cases pay for the cost of the operation. For example, Phelps Dodge’s Sierrita operation in Arizona recovers gold, silver, rhenium from a mine grade of 0.26% copper, 0.03% molybdenum, 0.03 gms/T gold, 1.2 gms/T silver and 57 ppb rhenium. Metallurgical testing will be required to determine if Pine Tree can obtain similar recoveries.

The 2006 drill program started June 2006 and was completed on December 20, 2006, and consisted of the five “HQ” diameter diamond drill holes listed below:

Hole Number	Northing (feet)	Easting (feet)	Elevation (feet)	Dip (degrees)	Azimuth (degrees)	Length (feet)
PTO6-06	100,670	199,610	7105	-90	000	670
PT06-07	101,175	199,165	7170	-70	041	1536
PT06-08	101,592	198,160	6715	-60	195	595
PTO6-09	101,425	198,380	6840	-60	116	782
PTO6-10	101315	200,015	7485	-90	000	1417

The drilling further expanded the outlines of the deposit and indicated an increase in thickness and amount of alteration and molybdenum mineralization toward the north. The holes also confirmed the three distinct styles of mineralization. Hole PT06-7 intersected 1,044 feet grading 0.81% Cu. Equiv., while hole PT06-10 intersected 768 feet grading 0.92 % Cu. Equiv. The work indicates the mineralized zone is now 5600 feet long and 4000 feet wide ranging in thickness from 420 to 1,100 feet.

Based on the diamond drill results, the extent of the underground workings, and visual surface and underground observations completed, the Company believes that the mineralization at the Pine Tree Project can be found over an area of at least one square mile. The exploration target for the Project is a large copper-molybdenum-rhenium-gold-silver deposit with by-product indium and gallium, amenable to open pit mining methods. At this time, this target is purely conceptual in nature and is based on the dimensions of mineralization and alteration observed on the Project. The Company believes the potential of the Project’s exploration target is +500 million tonnes grading +0.06% molybdenum, +0.25% copper, 100 ppb rhenium per tonne, 2 grams of silver per tonne and 0.1 gram of gold per tonne with indium and gallium.

Mosquito will continue the exploration and development of the property with additional diamond drilling and geologic mapping intended to expand the existing zones to the north and east of the current area. In addition, some preliminary metallurgical testing will be started to determine the metal recoveries from the copper and molybdenum concentrates.

Blackpoint Project - Eureka County, Nevada (Figure 2)

The Blackpoint Project covers an area of 410 hectares in Eureka County, Nevada, approximately eight miles northeast of the town of Eureka. Situated within the major Battle Mountain-Eureka Gold Trend of central Nevada, the project is located northeast of the past-producing Ruby Hill Gold Mine, which produced approximately 135,000 ounces of gold annually between 1997 and 2002. The Project hosts a silica-sericite (or “low-sulfidation”) epithermal gold system with extensive silica-sericite alteration and scattered gold values, indicating that the observed surface exposure is located in the barren cap part of the system above the high grade gold bearing boiling zone. The proposed target is a typical high grade Carlin type sedimentary-hosted deposit beneath the surface exposed cap rocks.

Past work conducted in the 1980s consisted of surface mapping, sampling and a few short diamond drill holes drilled along the outer edge of the mineralizing system, which failed to intersect any significant gold values. Mosquito is currently in the process of completing its first exploration program on the Blackpoint Project and is considering a US$500,000 exploration program on its own behalf, which will consist of aerial photography, geological mapping and sampling and approximately 6000 feet of diamond drilling. The purpose of the program is to look for a hidden deposit beneath the exposed surface. Drill holes will target the area 825 to 1650 feet (250 to 500 meters) below the surface in the center of the system.

Figure 2: Blackpoint Project Location Map

Independence Trend
Getchell Trend
Carlin Trend
Battle Mtn - Eureka Trend
Lovelock - Austin Trend
Blackpoint Property
Reno
Elko
Wells
Las Vegas
Midas
Jerritt Canyon
Twin Creeks
Dee
Gold Quarry
Cortez
Bald Mountain
Round Mountain
Goldfield
Tonopah
Eldorado
Searchlight
Tecoma
Delamar
0 10 20 30 40 50 miles
0 20 40 60 80 kilometers
County boundaries
Volcanic hosted Gold deposits
Sedimentary hosted Gold Deposits
Porphyry Type Deposits

Relief Map of Nevada Showing Location of BlackPoint Property

Spruce Mountain Patented Claims - Elko County, Nevada

In May 2006, the Company signed a purchase agreement for 53 patented claims (871 acres or 361 hectares) on Spruce Mountain, Elko County, Nevada. The property, which includes surface rights, and is presently owned by Shea Insurance Group Inc. of Boston, covers a large molybdenum porphyry system containing silver, rhenium and copper. The Spruce Mountain Project is situated forty miles (65 kilometers) south of the town of Wells, Nevada, 25 miles north of Currie and eight miles east of Highway 93. Access to the property is excellent with numerous roads and 4x4 trails throughout the area. Rail lines are located within 25 miles of the property to the north, northeast and south. The outright purchase of the land consists of a total of $550,000, which has been paid.

Spruce Mountain has hosted significant lead-silver mineralization, which was mined between 1869 and the late 1930’s. In 1977, during exploration for more lead-silver mineralization, Freeport Exploration Company discovered molybdenum-silver mineralization associated with a large intrusion known as the Spence porphyry. Several significant intersections were obtained between 1977 and 1982 including a small diamond and rotary hole drilling program by AMAX. However with low molybdenum prices, the Property was returned to the original owners. In 1984, Santa Fe Mining optioned the property, having become interested in the gold potential of the Pilot Shale, and by the end of 1985 had drilled 25 holes totaling 10,000 feet. This exploration encountered gold bearing quartz stockwork veins up to 80 feet thick. Santa Fe however, felt the drilling had not proven sufficient mineralization for further work and dropped the option.

Mosquito plans to explore and develop the property for a large copper-molybdenum porphyry with by product silver, rhenium and gallium. Exploration including drilling is planned for September 2007 with a 2007 budget of $300,000.

Mineral Projects - Canada

Mosquito Mine/Cariboo Gold Quartz Mine - Wells, British Columbia

The Company was formed with the primary objective of establishing a mining complex on the former producing mines known as Island Mountain Mine and Cariboo Gold Quartz Mine, which are located near Wells, British Columbia. This was accomplished in 1980 when the Mosquito Mine commenced production. The mine operated in a production, development or exploration mode until 1994 when an agreement was reached with International Wayside Gold Mines Ltd. (‘Wayside”). From 1994 to the present, the Cariboo Gold Quartz claims have been actively developed by Wayside with the goal of developing an economically feasible mine.

Mosquito presently has two separate agreements with Wayside. In the first agreement, dated October 1994, Wayside was granted the right to earn a 50% interest in the Cariboo Gold Quartz claim group. In order to maintain this agreement, Wayside must spend $500,000 per year until a bankable feasibility study is presented. This agreement is still in effect.

In the second agreement, dated August 22, 2003, Mosquito completed a Property Option Agreement (the “Option”) for the Cariboo Gold Project with Wayside. This Agreement replaces an earlier agreement between the parties dated January 25, 1999, as amended by agreement dated January 24, 2002 (collectively the “Previous Option Agreement”) pursuant to which Mosquito granted to Wayside an option to purchase a 50% interest in and to the Cariboo Gold Quartz mineral claims and a 100% interest in and to the Island Mountain Mineral Claims and the Mosquito Creek Mineral Claims (collectively, the “Properties”). Wayside also will have the exclusive right to extract at any time prior to the exercise of the Option, a bulk sample (the “Bulk Sample”) from the Properties with limits on the tons of ore and ounces of gold mined. Mosquito will be entitled to receive a royalty (the “Bulk Sample Royalty”) of 5% of Net Smelter Returns derived from the Bulk Sample.

After the receipt of the payments listed below (which have been paid), Mosquito retains a 3% net smelter royalty. This royalty gives Mosquito 3% of gross revenues from all minerals produced from the property less smelter charges and transportation costs to a smelter.

Wayside made the following cash payments to the Company:

•	$50,000, on the signing of the agreement;
•	$450,000 on or before September 15, 2003;
•	$500,000 on or before August 31, 2004;
•	$500,000 on or before August 31, 2005;
•	$500,000 on or before August 31, 2006 (received in September 2006); and,
•	$3,500,000 on or before December 31, 2006;

Brett Claim Group - Vernon, British Columbia (Figure 3)

On January 30, 2003, Mosquito completed an agreement to acquire a 100% interest in the Brett #1 and Brett #2 mineral claims located in the Vernon Mining District of British Columbia for consideration of 300,000 shares of the Company’s common stock.

On May 10, 2004, Running Fox Resources Corp. (TSX:RUN) and Mosquito entered into an Option Agreement on the Brett Property. Running Fox was required to issue 200,000 shares of its common stock and spend $500,000 on exploration expenditures over one year to earn a 50% interest in the Brett Property. Upon earning the 50% interest, the parties were to enter into a Joint Venture Agreement with Mosquito being operator for as long as Mosquito maintains a 50% interest.

Mosquito and Running Fox spent $570,000 on the 2004 exploration program of the Brett Project. Work consisted of the staking of 52 additional claim units, geochemical surveys, geological mapping, road construction, trenching, sampling and 9,100 feet of NQ diamond drilling.

Soil geochemistry completed on the project indicates gold mineralization covering an unexplored area one kilometre wide by 2.5 kilometres long, trending northeast. In the drill program, 15 of the 17 holes drilled intersected significant gold-bearing intersections, with the best being 10.4 metres of 10.39 grams of gold per tonne in drill hole 04-02 and 1.30 metres of 176.3 grams of gold per tonne in drill hole 04-12. This program opened up large areas for exploration and the development of additional gold-bearing zones.

Running Fox earned a 50% interest in the project in 2004 but as of the date of this registration statement, no formal Joint Venture agreement has been prepared. No significant exploration was completed in 2006.

The Company believes the geology, alteration and mineralization found on the Project is very similar to the Republic gold mining camp located just across the US border in upper Washington State. The Republic gold camp is host to several one million-plus ounce deposits, which have been mined or are being developed. These include the older Republic, Golden Promise, and K-2 mines and the Emmanuel Creek and Kettle River operations of Kinross Gold. Since 1989, the area has produced over 1.37 million ounces of gold.

Figure 3: Brett Property Location Map

Laverty Lake — Red Lake, Ontario

On August 11, 2004, the Company announced the acquisition of a 100% interest in 1156207 Ontario Inc. This corporate entity is the owner of two groups of patented mineral properties known as the “Laverty Property” in Red Lake, Ontario and the “Cummings Property,” near Larder Lake, Ontario (discussed below). The purchase price is $80,000 with the vendor retaining a one percent NSR. A finder’s fee is payable to an arms-length party. The agreement is subject to regulatory approval. All claims owned by 1156207 Ontario Inc. are patented and include both mineral and surface rights (341 acres).

The Laverty Property is the most advanced; it is located one mile west of the town of Red Lake, Ontario and consists of six (6) patented Claims (KRL 5136-8 and 6979-81) on the boundary between Heyson and Dome Townships. The Laverty Property is located within the heavily explored Red Lake gold camp. Several mines have been and are still operating in the area, with Goldcorp’s Red Lake Mine and Placer Dome’s Campbell Red Lake Mine being the most prolific producers at the present time. Numerous shafts have been sunk in the immediate vicinity and the old Howey and Hasaga mines are located less than 1.5 miles away. These mines produced approximately 640,000 ounces between 1930 and 1950. The claims were first worked in 1930 with the 15,318 feet of diamond drilling done by Laverty Red Lake Mines Ltd. in 1947 and 1950-51. Coin Lake Gold Mines Ltd. completed an IP survey in the 1970’s.

In 1981, Camflo Mines completed 8661 feet of diamond drilling and a geophysical survey. Finally, in 1990, Laverty Red Lake Resources Ltd. drilled 2,015 feet in 4 holes. Mineralization consists of narrow blue gray quartz veins and veinlets. Two styles of mineralization were identified: the quartz vein/veinlets in an almost east west trending zone drilled in the 1950’s with assays ranging from 0.06 oz. Au/ton to 11 oz. Au/ton over a 2 to 3 foot average width (up to 36.8 feet wide). The second style was drilled by Camflo in 1981 into a north-northwest trending diabase dyke, which was traced for a length of 800 feet with widths between 15 and 42 feet (with an average of 25 feet). All drill holes gave results which ranged from 0.04 to 0.185 oz. Au/ton over widths up to 7.5 feet (longer widths of lower grade were intersected ranging up to 42 feet). Mineralization was disseminated throughout the dyke and associated with varying amounts of chalcopyrite.

Mosquito feels that the property has the potential to host a significant gold deposit, especially considering its location in the Red Lake Gold Camp. No significant exploration was completed on this project by Mosquito in 2006.

Cummings Property — Larder Lake, Ontario

The Cummings Property consists of five patented mineral claims (5) located in McElroy Township located approximately 10 kilometers southwest of Larder Lake, Ontario. The Property is located 2,789 feet (850 meters) from the Cathroy Larder Mine, which yielded approximately 10,000 ounces of gold from 1937 to 1938. The Property is underlain by the same units that host the mine. A 60 feet deep shaft is located on the Cummings Property. In 1996, a program consisting of geological mapping, geochemistry and geophysics was completed by McElroy Minerals Inc. A 17 hole-2230 meter diamond drill program was recommended as a result of the program but was not initiated. The Cummings Property is still at the grass roots stage with several structural and geophysical targets identified. It is located within a major gold bearing belt and has structural and geophysical features that indicate the potential for gold mineralization, however, insufficient work has been done in order to define the nature, size and extent of any mineralization. No significant exploration was completed on this project by Mosquito in 2006.

lntellisano Property — Red Lake, Ontario

In June 2005, the Company entered into an Option to Purchase Agreement on four patented claims located in Bateman Township on the eastern shore of Red Lake, Ontario. A 100% interest may be purchased by making annual payments totaling $500,000. A 2% NSR is retained by the vendors, of which 1% may be purchased for USD$1,000,000. All claims are patented and include both surface and mineral rights.

Previous work on the property includes shaft sinking, trenching, geochemical survey, sampling and minor drilling. Assay results reported by Placer Dome include a grab sample of 44 oz. gold/ton. No exploration was completed on this project by Mosquito in 2006. Mosquito has not made a payment required under the agreement and does not intend to complete the present “Option to Purchase” agreement.

Statlu Creek Gravel Deposit — Mission, British Columbia

The Statlu Creek Gravel Deposit consists of 990 hectares located north of the Fraser River approximately 100 kilometers east of Vancouver, British Columbia. The gravel supply for the Lower mainland is being depleted at a rapid pace and there is an increasing demand for sand and gravel products from Washington State and California. The need to develop additional sand and gravel supplies is becoming critical. The Statlu Creek Gravel Deposit represents one of the few areas containing large amounts of clean sand and gravel left within reach of the major cities and the Fraser River.

Mosquito has an option to earn a 60% interest in the Statlu Gravel project by funding all costs of the project until such time as a permit and license of occupation allowing sand and gravel to be mined and sold from the property is issued. Once completed, the project would proceed as a 60-40 joint venture with the owner.

Recently completed work including 75 kilometers of seismic refraction surveys indicated that the material is 20 to 168 meters in thickness sitting on bedrock. Contouring of the seismic data indicates the presence of a 160 to 170 million ton deposit at the southern end of the property that would be the focus of initial evaluation and study. The Company has had discussions with numerous groups with interest in the area, including Chehalis Indian band, BC Forest service, Fraser Valley Regional District, Canadian Department of Fisheries and Oceans and Canadian Ministry of Mines. Nevertheless, we cannot assure you that the project will proceed.

The next stage in the development involves drilling and preliminary environmental, economic and market viability studies. The proposed program is estimated to cost $500,000. The Company has requested a formal agreement with the vendor of the project. Until this formal agreement is completed no further work is contemplated.

Mineral Projects - Australia

Trikay Deposit (Figure 4)

The Trikay Deposit is situated in the prolific pre-Cambrian Mineral Belt of northwest Queensland, Australia. It is located approximately 40 kilometers by road from the famous mining center of Mt. Isa. The pre-Cambrian Mineral Belt is host to a number of well known deposits: the Century (zinc), Mount Isa, Hilton Group, Cannington, Lady Loretta, Dougald River base metal, Ernest Henry and Osborne copper-gold, Tick Hill and Selwyn gold (the latter with copper co-product) and the Mary Kathleen and Valhalla uranium deposits. Mosquito currently holds a 100% interest in an exploration permit covering a two kilometer wide by six kilometer long (1M200 hectares) area on the project. To date, two oxide deposits (Copperweed and Rebound) and one large main deposit (Main-Trikay) have been identified.

Previous work on the Trikay Project consisted of geological mapping, geochemical and geophysical surveying, the collection of 158 outcrop and trench composite samples, the location of over 6,700 copper bearing outcrops, drilling of 16 shallow rotary percussion holes and metallurgical testing of the acid leaching characteristics of the oxidized ore. This work was completed over a 10 year period between 1990 and 2000 by the geologist owner. The 158 bulk outcrop-composite samples (not less than 40 kilograms each) were also collected by the previous owner, with an average reported grade of 2.65% copper and 0.5 grams of gold per tonne. Values greater than 1.0% copper (67 samples) concentrate in an area 49 hectares in size, averaged 5.91% copper and 1.85 grams of gold per tonne. Mosquito is proposing to spend $650,000 on an exploration program for the Trikay Project, whose primary focus will be to further evaluate the project’s mineralized zones. A program of geological mapping and sampling was completed in October 2006 with additional work planned.

Figure 4: Trikay Deposit Location map

Equipment

The Company owns a complete inventory of underground mining equipment located at the Mosquito Mine capable of equipping a 200-300 ton per day underground track mine. It includes drilling equipment, locomotives, loading equipment and muck cars. This equipment will be relocated to a Greenwood B.C. shop/warehouse Mosquito operates with its 30% owned subsidiary Vicore. The Company owns various other units of equipment which include six 4x4 trucks, a tractor truck and lowboy trailer, higbboy trailer with hiab crane, Drott 40 excavator and D6D bulldozer (50% with Running Fox Resources Corp.), D7F bulldozer, 82-40 bulldozer, reverse circulation drill, forklift, five compressors, welders, tools and various units of special application equipment. The mill, hoist and buildings located at the Mosquito Mine were included in the sale of the Mosquito Mine.

The 100% owned Spruce Mountain, Nevada, Laverty Lake, Ontario and Cummings, Ontario properties are patented mineral claims and include all surface rights. These surface rights cover approximately 1,400 acres of land.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to our business, financial condition, and results of operations. The words “estimate”, “project”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Act Reform of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements.

The following discussion and analysis of our Company’s financial condition and results of operations for six months ended December 31, 2006 (unaudited) and June 30, 2006 and for the two years ended December 31, 2005 and 2004 should be read in conjunction with the our consolidated financial statements and related notes included in this registration statement. The consolidated financial statements included in this registration statement were prepared in accordance with Cdn GAAP. For a reconciliation of the consolidated financial statements to US GAAP, see note 13 to the consolidated financial statements.

Overview

The Company is an exploration stage company whose operating history has been restricted to the acquisition and exploration of properties for mineral deposits. It has not earned any revenues to date. In management’s opinion, given the nature of our business, meaningful financial information consists primarily of our liquidity and solvency. The Company’s principal business activities include acquiring and developing mineral properties. At December 31, 2006, the Company’s principal mineral property interests were located in Canada, the United States and Australia.

The Company is in the process of exploring and/or developing properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties.

During the period ended June 30, 2006, the Company changed its fiscal year end from December 31 to June 30.

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Going Concern

Our consolidated financial statements are prepared on the basis that we will continue operations as a going concern. However, we have no revenues and have incurred operating losses since inception. As at December 31, 2006, the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations. The ability for us to continue as a going concern depends on our ability to develop profitable operations and to continue to raise adequate financing to fund exploration activities on its properties. There can be no assurance that we will be able to secure the necessary financial resources, nor achieve profitability or positive cash flows. If we are unable to obtain adequate additional financing, it will be required to curtail its operations and exploration activities. Furthermore, failure to continue as a going concern may result in the Company not being able to realize the carrying value of its projects and could result in potential losses to the Company’s shareholders. Failure to continue as a going concern would require that our assets and liabilities be restated on a liquidation basis, which would differ significantly from the going concern basis.

Our Company’s consolidated financial statements are prepared in accordance with Canadian GAAP and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurances whether the financial statements are free from material misstatements.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and assumptions relate to the determination of the carrying values of mineral properties, investments and equipment, determination of fair value for financial instruments and stock based transactions. Financial results as determined by actual events could differ from those estimates.

Cash

The Company considers cash equivalents to be cash, as well as all short-term investments with a maturity of 90 days or less at the date of acquisition.

Marketable Securities

Marketable securities are recorded at the lower of cost or market value.

Investments

The Company follows the equity method of accounting for investments in companies where it owns less than a 50% interest, and where it has the ability to exercise significant influence.

Plant and Equipment

Mine plant and equipment is recorded at cost and amortized on a declining balance method at the rates of 20% and 30%.

The carrying value of all categories of plant and equipment are reviewed for impairment whenever a change in events or circumstances indicates the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition.

Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess charged to operations. Write-downs due to impairment in value are charged to operations. Option payments received in excess of costs incurred are credited to income.

The Company reviews the carrying value of its mineral properties on a regular basis. Management’s estimates of mineral prices, recoverable proven and profitable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. The recoverability of the amounts shown for mineral properties and interests is dependent on the confirmation of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to successfully complete their development and future profitable operations. The amounts shown for mineral properties represent costs incurred to date, less write-downs and sale, and do not necessarily reflect the present or future values.

The Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, but these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of the completion of a feasibility study or the Company’s commitments to a plan of action based on facts known at the time. The Company intends to comply with all environmental authorities.

Asset Retirement Obligations

Effective January 1, 2005, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. At December 31, 2005, the Company has not incurred or committed any asset retirement obligations related to its exploration properties.

Impairment of Long-lived Assets

Effective July 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3063 “Impairment of Long-lived Assets” and abstract EIC 126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC 126”) of the Emerging Issues Committee on a prospective basis. Section 3063 requires that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstance indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.

EIC 126 provides for an enterprise that is in the development stage with initially capitalized exploration costs but has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property, is not obliged to conclude that the capitalized costs have been impaired. However, such an enterprise should consider whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

Foreign Currency Translation

These financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results.

Stock-based Compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities.

The Company applies the fair value method to all grants of stock options after January 1, 2003. All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as contributed surplus in shareholders’ equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options’ vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

Loss per Share

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the year. Diluted loss per share is determined using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes any option proceeds would be used to purchase common shares with an average market value for the period higher than the exercise price. Options with an average market value for the period higher than the exercise price are not included in the calculation of diluted loss per share as such options are not dilutive.

Income Tax

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized. Due to the uncertainty of realization, to date a full valuation allowance has been recorded.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, “Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3”. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company will implement this new standard beginning July 1, 2006. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity’s first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 but we do not expect that it will have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect that the implementation of SFAS No. 158 will have any material impact on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The Company is currently evaluating the impact of adopting SAB No. 108 but we do not expect that it will have a material effect on our consolidated financial statements.

A. Results

The Company’s results of operations are summarized below:

	Six Mos. Ended Dec. 31,	Six Mos. Ended June 30,	Year Ended December 31,
The amounts shown are using Canadian GAAP	2006 (unaudited)	2006	2005	2004
EXPENSES
Amortization	16,952	23,818	28,379	21,068
Bank charges and interest	3,018	1,514	4,123	2,596
Consulting	62,604	80,743	110,990	78,850
Geological research	-	-	25,205	17,254
Investor relations	39,920	24,000	-	-
Management fees	78,000	78,000	156,000	108,000
Office and miscellaneous	9,282	16,754	14,904	22,406
Professional fees	56,507	57,428	52,662	32,876
Rent	9,793	9,000	20,026	17,119
Repairs and maintenance	16,570	18,689	38,739	-
Shareholder information, transfer agent and filing fees	11,225	31,829	31,585	18,770
Stock-based compensation	1,569,755	532,716	-	441,399
Telephone and communication	6,595	7,742	11,206	9,270
Travel and business promotion	66,792	63,412	98,594	84,933
	1,947,013	945,645	592,413	854,541

LOSS BEFORE THE UNDERNOTED ITEMS	(1,947,013)	(945,645)	(592,413)	(854,541)

Impairment of investment	-	(80,693)	-	-
Interest income	16,909	3,777	1,098	-
Gain on sale of investment	157,349	-	2,407	-
Gain on sale of property option	3,822,974	374,249	97,918	-
Gain on settlement of accounts payable	-	-	-	117,653
Net smelters royalty	-	-	241,342	-
Recover of costs and project management	-	-	-	44,144
Write-down of marketable securities	-	(160,898)	-	-
Write-down of mineral property	-	-	-	(81,154)
Equity income (loss) of Investment	-	(13,056)	(5,602)	7,720
INCOME (LOSS)	2,050,219	(822,266)	(255,250)	(766,178)

BASIC AND DILUTED LOSS PER SHARE	0.08	(0.04)	(0.01)	(0.04)

NUMBER OF SHARES OUTSTANDING	25,078,496	23,270,955	21,310,970	20,330,553

Six Months Ended December 31, 2006 Versus Six Months Ended December 31, 2005 (unaudited)

The income for the six months ended December 31, 2006 was $2,050,219 compared to a loss of $315,256 in year ended December 31, 2005. The differences were primarily due to:

•	A gain on the sale of mineral property options totaling $3,397,841;

•	Stock-based compensation expense totaling $1,569,755;

•	The fact that the Company had no net smelter revenues in 2006 compared to $54,293 in 2005; and

•	The fact that the Company recorded an increase of $157,349 in the value of marketable securities for the six months ended December 31, 2006, to reflect the market value of these securities.

The Company’s cash position during the six months ended December 31, 2006, increased by $2,852,701 mainly due to the sale of mineral options for $4,000,000, the exercise of stock options totaling $518,100 and the exercise of warrants totaling $627,600. $421,525 was used in operations and $1,472,728 was used in investment activities, of which $1,391,739 was used for exploration expenditures mainly on our Pine Tree and Cumo projects.

Six Months Ended June 30, 2006 (Fiscal 2006) Versus Year Ended December 31, 2005 (Fiscal 2005)

The loss for the six months ended June 30, 2006 was $822,266 compared to a loss of $255,250 in the year ended December 31, 2005. The differences were primarily due to:

•
Stock-based compensation expense totaling $532,716, of which $329,295 has been recorded for options granted to directors and consultants and $203,421 has been recorded as stock-based compensation for options granted to investor relations;

•	The fact that the Company had no net smelter revenues in fiscal 2006 compared to $241,342 in fiscal 2005;

•	The fact that the Company wrote down the value of market securities by $160,898 in 2006 to reflect the market value of these securities; and

•	The fact that the loss for fiscal 2006 is offset by a gain of property option of $374,249 compared to $97,918 in fiscal 2005.

The Company’s cash position during the six months ended June 30, 2006, increased by $1,081,684 mainly due to a private placement of $2,376,000 while $470,353 cash was used in operations and $800,464 was used for exploration expenditures mainly on our Pine Tree project.

Year Ended December 31, 2005 (Fiscal 2005) Versus Year Ended December 31, 2004 (Fiscal 2004)

The loss for the year ended December 31, 2005 was $255,250 compared to a loss of $766,178 in the year ended December 31, 2004. The difference was primarily due to:

•	In fiscal 2004, stock-based compensation expense totaling $441,399 (compared to nil in fiscal 2005) was recorded for options granted to directors and consultants;

•	In fiscal 2005, the Company received net smelter royalties of $241,342;

•	In fiscal 2004, the Company wrote off $117,653 in payables upon debt settlement; and

•	In fiscal 2004, the Company wrote down $81,154 in mineral properties.

The Company’s cash position during the year increased by $658,141 mainly due to a private placement of $1,065,000 while $515,410 cash was used in operations and $611,723 was used for exploration expenditures, mainly on our Pine Tree project, and the Company received $750,000 from the option sale of mineral properties.

Year Ended December 31, 2004 (Fiscal 2004) Versus Year Ended December 31, 2003 (Fiscal 2003)

The loss for the year ended December 31, 2004 was $766,178 compared to a loss of $278,489 for the year ended December 31, 2003. The difference was primarily due to the fact that:

•	In fiscal 2004, stock-based compensation expense totaling $441,399 compared to nil in fiscal 2003 has been recorded for options granted to directors and consultants;

•	In fiscal 2004, the Company incurred $108,000 in management fees compared to $60,000 in fiscal 2003;

•	In fiscal 2004, the Company settled $117,653 in payables compared to nil in fiscal 2003; and

•	The Company wrote down $81,154 in mineral properties in fiscal 2004 compared to $15,000 in fiscal 2003.

The Company’s cash position during the year decreased by $138,544 mainly due to the fact that $659,713 was used in operations, $33,638 was used for exploration expenditures and $106,209 was used for the acquisition of mineral properties. The Company also paid $100,015 to related parties.

B. Liquidity and Capital Resources

Overview

Historically, the Company’s sources of funding have been from (a) the sale of mineral property options to other companies which then carry out the exploration program and the Company maintains a interest in the properties and (b) through the issuance of equity securities for cash, primarily through private placements to sophisticated investors. The Company has issued common share capital in the past, pursuant to private placement financings and the exercise of warrants and options. The Company’s access to exploration financing, when the financing is not transaction specific, is always uncertain. We cannot assure you that we will have continued access to significant equity funding.

Working Capital

At December 31, 2006, the Company had working capital of $5,511,068.

The Company has no long term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company has no “Purchase Obligations”; which are defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Company believes it has sufficient funds to enable the Company to meet its ongoing obligations as they become due, but when the Company requires additional funding, the Company will raise additional funds through the issuance of equity securities and debt instruments. However, there can be no assurance that management can raise the required capital.

Financing Activity

The Company completed the following financings in Canada in the last three years:

(i)
During the year ended December 31, 2005, the Company completed a non-brokered private placement of 1,065,000 units at $1.00 each for total proceeds of $1,065,000. Each unit consisted of two shares of common stock and one share purchase warrant. Each purchase warrant entitles the holder to purchase one additional common share at $1.25 for a one year period.

(ii)
During the year ended December 31, 2006, the Company completed a non-brokered private placement of 2,200,000 units at $1.08 per unit for total proceeds of $2,376,000. Each unit consisted of one common share and one share purchase warrant. The share purchase warrant entitles the holder to purchase one additional common share at $1.45 for a two year period.

(iii)
During the period ended March 31, 2007, the Company completed a non-brokered private placement in Canada of 430,000 units at $1.25 per unit for total proceeds of $537,500. Each unit consists of one common share and one share purchase warrant. The share purchase warrant entitles the holder thereof the right to purchase one additional common share at $1.50 for a two year period.

Financial Instruments

The Company keeps its financial instruments denominated mostly in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.

The Company has no long-term debt.

C. Research and Development, Patents and Licenses

The Company does not have any research and development activities and does not own or license any intellectual property.

D. Trend Information

Prior to 2003, the mineral exploration industry went through a very difficult period with low prices for both precious and base metals. Lack of interest lead to low market capitalizations and major mining companies found it was easier to grow by purchasing companies or mines rather than through exploration. This, in turn, lead to downsizing of major mining company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. As a result of these trends, there are few good base-metal or gold-silver projects at a late stage of development and a shortage of experienced exploration personnel. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed. These issues tend to restrict the areas where mineral exploration and development of new mines can occur and make areas permissive to exploration more attractive.

With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future, and there is a discernible need for good exploration projects based on sound geological work. As junior companies (many of which are staffed by former large company geologists) find it easier to raise funds, they are beginning to seek properties of merit to explore.

Overall, the Company’s management feels that presently there are no trends, events or uncertainties that are expected to have a material effect on the Company’s business, financial condition or results of operations.

E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

F. Contractual Obligations

As at April 20, 2007, we did not have any of the following types of contractual obligations: long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations, or any other long term liabilities required to be reflected on our balance sheet under Cdn GAAP.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors & Senior Management

The members of the board of directors and senior management of Mosquito and their principal occupations are as follows:

Name	Date of Appointment	Age	Principal Occupation/Function
Brian A. McClay	June 15, 2004	61	President, Chief Executive Officer and Director
Iqbal Boga	April 26, 2006	58	Chief Financial Officer and Director
William F. Jefferies	December 9, 1999	58	Director and Corporate Secretary
Shaun M. Dykes	May 15, 2003	55	Exploration Manager/Director
Matthew C.N. Ball, Ph.D.	April 29, 2006	49	Director and Senior geologist
Patrick D. Bronson	September 23, 1993	64	Director (independent)
Wayne M. Ash	January 11, 2000	67	Director (independent)

Brian A. McClay, age 61, has served as our Director, Chief Executive Officer and President since June 15, 2004. He has over 40 years of experience in the mining industry, which includes exploration and mining projects he has undertaken in Canada, the United States, Mexico, South America, the Ukraine and Russia. From January 2001 to June 2004, he served as the General Manager of Vicore Mining Developments Limited. He currently serves as a Director and a member of the Compensation Committee of New Nadina Explorations Limited (CDNX: NNA.V) and Kettle River Resources Ltd. (CDNX: KRR.V).

Iqbal Boga, B.Sc.; B.Comm., CA, age 58, has served as our Director and Chief Financial Officer since April 29, 2006. He also is a member of the Company’s Audit Committee. Mr. Boga obtained his Chartered Accountant designation while specializing in the resource sector at the international accounting firm of KPMG. He is the owner and manager of I.J. Boga, Chartered Accountant, a public accounting firm. Since September 1995, Mr. Boga had been the Chief Financial Officer of Kakanda Development Corp., a 27-year-old Canadian-based and listed mining concern, which on January 19, 2007, split into two companies: Kakanda Resources Corp. (TSX.V: KRC), and KDC Energy Ltd. Mr. Boga is now a director and CFO of Kakanda Resources, which assumed all the assets of Kakanda Development, and a director of KDC Energy. Since April 1996, he also has served as the Director and Secretary of CZM Capital Corp. (CDNX: CZM.V), where he has also served as Chief Financial Officer since February 1999. From February 2005 to March 2007, he served as the President, Chief Financial Officer and Secretary of Shea Development Corp., where he has served as Director since February 2005.

William F. Jefferies, age 58, has served as our Director and Corporate Secretary since June 2003. He has been a member of our management team since August 1992. He has extensive experience in finance and real estate development, having been a real estate developer and private business investor. He has not served as an officer or director of any other public company in the last five years.

Shaun M. Dykes, M.Sc. (Eng.); P. Geo., age 55, has served as our Director and Exploration Manager since May 2006. He also is a member of the Company’s Audit Committee. Mr. Dykes has been involved in the evaluation, exploration and/or development of some of the world’s major mineral deposits including: Voisey Bay, Petaquilla, Dunka Road (now, Northmet), Red Chris, Tulsequah, Pine Point (extension), Wernecke, the mines of Westmin Resources Limited which included HW and Myra Falls, and Premier Mines. From September 1979 to July 1994, he served as the project geologist for Westmin Resources Ltd. Since July 2003, he has served as the Director, President and Geological Engineer of Dykes Geologic Systems Ltd. He currently serves as Director for Adaptt Systems Corp. He has not served as an officer or director of any other public company in the last five years.

Mathew C. N. Ball, Ph. D., age 49, has served as our Director and Senior Geologist since August 2006. He has 26 years of international geological experience in exploration and operations. He has conducted exploration for various metals in Africa, Australia, Canada, Mexico, Papua New Guinea, and the United States. He also held supervisory positions at underground and open pit mine operations. From March 2005 to July 2006, he served as the Chief Geologist of Uganda Gold Mining, Ltd. From October 2002 to March 2005, he served as the Senior Geologist of Geoinformatics Exploration, Inc. From February 2001 to October 2002, he served as Exploration Geologist of Goldcorp Red Lake. He has not served as an officer or director of any other public company in the last five years.

Patrick D. Bronson, age 64, has served as our Director since June 1991. He also is a member of the Company’s Audit Committee. Mr. Bronson has over 40 years of experience in the mining and exploration industry as a project manager, drilling contractor and helicopter. He currently is involved in the real-estate rental market. He has not served as an officer or director of any other public company in the last five years.

Wayne M. Ash, age 67, has served as our Director since November 2003. With over 40 years of experience, he has served as mine planning engineer, safety engineer, mine shift boss and consulting engineer in the fields of geology, mining engineering and metallurgy. Since 1982, he has served as President of Ash & Associates Consulting Ltd., a mining and metallurgical consulting firm. He has not served as an officer or director of any other public company in the last five years.

B. Compensation

Executive Compensation

The following lists the compensation for the last full financial year (the year ended June 30, 2006) for the Company’s directors and members of its administrative, supervisory or management bodies:

	Annual Compensation			Long Term Compensation Pay Outs
Name and Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted/SARS	Shares or Units Subject to Resale Restrictions	LTIP Payout	All Other Compensation
Brian A. McClay, President	2006	$96,000	Nil	Nil	625,000	Nil	Nil	Nil
William F. Jefferies, Secretary and Director	2006	$60,000	Nil	Nil	150,000	Nil	Nil	Nil

Aggregate Option/SAR Exercises
During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARS at FY-End Exercisable/ Unexercisable	Value of Unexercised in the Money Options at Dec 31, 2006 Exercisable/ Unexercisable
Brian A. McClay	650,000	Nil	625,000	Nil / $225,000

Equity Compensation Plan Information as of April 30, 2007

	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a	)	(b	)	(c	)
Equity compensation plans approved by securityholders	Warrants: 2,630,000		$1.458
	Options: 2,694,000		$1.138		50,287 options
Equity compensation plans not approved by securityholders	Nil		Nil		Nil

EMPLOYMENT CONTRACTS

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officer’s employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers’ responsibilities following a change in control, where in respect of an Executive Officer, the value of such compensation exceeds $150,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Director’s Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

The Company has entered into management agreements with Brian McClay and William Jefferies which are described in “Item 10. Section C - Material Contracts,” below.

Indebtedness of Directors and Executive Officers

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the fiscal year ended June 30, 2006, or has any interest in any material transaction in the current year other than as set out herein.

Stock Option Plan and Incentive Stock Options

Management has recommended that the Company renew by adoption the Stock Option Plan containing among other things, provisions consistent with the current policies of the TSX Venture Exchange (the “Exchange”). The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a “Rolling Plan” as defined herein. Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares (the “Additional Options”).

By approving the Stock Option Plan, shareholders will have granted the Board of Directors authority to convert the Stock Option Plan from a Rolling Plan to a Fixed Plan and to make any other changes which are necessary to obtain regulatory approval.

Under the Rolling Plan, the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange’s policies require that where the Company decreases the exercise price of options previously granted to the Company’s Insiders, the Company’s disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan, and their associates, must abstain from voting on the Stock Option Plan.

C. Board Practices

1. Expiration of current terms of office

Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act ("BCA"), each director elected holds office until the conclusion of the next annual general meeting of the Company. At every annual general meeting, the shareholders elect Company directors as all the directors cease to hold office immediately before the election or appointment.

2. Benefits upon termination of employment

Upon termination for any reason, each option held by the participant cease to be exercisable 90 days after the termination date.

3. Audit Committee

Audit Committee Charter

Statement of Policy

The audit committee shall provide assistance to the Board in fulfilling their oversight responsibility to the stockholders, potential stockholders, the investment community, and others relating to the Company’s financial statements and the financial reporting process, the systems of internal accounting and financial controls, the annual independent audit of the Company’s financial statements, and the legal compliance and ethics programs as established by management and the board. In so doing, it is the responsibility of the committee to maintain free and open communication between the committee, independent auditors and management of the Company. In discharging its oversight role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain outside counsel, or other experts for this purpose.

Responsibilities and Processes

The primary responsibility of the Audit Committee is to oversee the Company’s financial reporting process on behalf of the board and report the results of their activities to the board. Management is responsible for preparing the Company’s financial statements, and the independent auditors are responsible for auditing those financial statements. The Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take the appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices, and ethical behavior. The following shall be the principal recurring requirements and processes of the Audit Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

1.
Each member of the Audit Committee shall be a member of the Board of Directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2.	At least one member of the Audit Committee shall be financially literate.

3.
The Committee shall review its charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the Board of Directors. It also must consider changes that are necessary as a result of new laws or regulations.

4.
The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5.	Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the Committee.

6.	The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7.
Approve any non-audit services provided by the independent auditors, including tax services. Review and evaluate the performance of the independent auditors and review with the full Board of Directors any proposed discharge of the independent auditors.

8.
Review with the Management the policies and procedures with respect to officer’s expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9.	Consider, with the Management, the rationale for employing accounting firms rather than the principal independent auditors.

10.
Inquire of the Management and the independent auditors about significant risks or exposures facing the Company, assess the steps Management has taken or proposes to take to minimize such risks to the Company, and periodically review compliance with such steps.

11.
Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12.	Inquire about the quality of earnings of the Company from a subjective as well as an objective standpoint.

13.
Review with the independent accountants: (a) the adequacy of the Company’s internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management’s responses thereto.

14.	Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15.	Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16.
Review with the independent auditor that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17.	Review all material written communications between the independent auditors and the Management.

18.
Review with the Management and the independent auditors: (a) the Company’s annual financial statements and related footnotes; (b) the independent auditors’ audit of the financial statements and their report thereon; (c) the independent auditor’s judgments about the quality, not just the acceptability, of the Company’s accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors’ audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19.	Periodically review the Company’s code of conduct to ensure that it is adequate and up-to-date.

20.
Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21.
Review procedures for the confidential or anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22.	The Audit Committee will perform such other functions as assigned by law, the Company’s articles, or the Board of Directors.

Composition of the Audit Committee

The members of the audit committee are I.J. Boga, Shaun Dykes and Patrick Bronson. A majority of the members are independent and at least one member is financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

D. Employees

The Company does not have any employees, and retains the services of consultants as the need arises.

E. Share Ownership

The following lists the share ownership as of April 20, 2007 for the Company’s directors and members of its administrative, supervisory or management bodies:

Name and Business Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Brian A. McClay 301- 455 Granville Street Vancouver BC Canada V6C 1T1	1,004,010	3.67%

Iqbal Boga 334 - 470 Granville Street, Vancouver, BC Canada V6C 1V5	Nil	Nil

William F. Jefferies 753 Sawyers Lane Vancouver, BC Canada V5Z 3Z8	431,800	1.57%

Shaun M. Dykes 514 East Columbia St. New Westminster, BC Canada V3L 3X7	424,500	1.54%

Matthew C.N. Ball, PhD 602-655 Moberly Road Vancouver, BC Canada V5Z 4B2	Nil	Nil

Patrick D. Bronson 301- 455 Granville Street Vancouver BC Canada V6C 1T1	1,250,000	4.55%

Wayne Ash 5125 Carol Place Nanaimo, BC Canada V7T 5Z3	192,500	0.70%

Total held by Directors and Officers	3,302,810	12.03%

Total common shares outstanding	27,442,877	100.00%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Our securities are recorded on the books of its transfer agent in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Company does not have knowledge or access to information about the beneficial owners thereof. To the best of its knowledge, the Company is not directly or indirectly owned or controlled by a corporation or foreign government.

To the knowledge of the directors and executive officers of the Company, only CDS, a clearing house for brokerage firms and an organization which hold shares on behalf of non-registered shareholders, beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 5% of voting rights attached to all outstanding shares of the Company. CDS is the Canadian equivalent of CEDE & Co. in the US. As of March 7, 2007, CDS owned 18,616,599 shares of the Company resulting in a percentage ownership of 69.2% on March 7, 2007.

Our common stock is issued and in registered form and the following information is taken from the records of Computershare Trust Company of Canada, the registrar and transfer agent for our common stock.

As of March 7, 2007, the shareholder’s list for our common stock showed 580 shareholders and 26,902,877 shares outstanding. 240 of these shareholders are US residents, owning 3,634,781 shares and representing 13.51% of our issued and outstanding stock.

B. Related Party Transactions

Other than as disclosed below, for the fiscal periods 2006, 2005 and 2004, the Company has not entered into any transactions or loans between our Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The Company had the following transactions with related parties for the given years:

	Six months ended December 31, 2006	Six months ended June 30, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Management fees	$78,000	$78,000	$156,000	$108,000
Consulting	$12,000	-	-	-

Any other payments are made as reimbursement of expenses to officers or directors in normal course of business.

C. Interest of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The financial statements are attached to and form part of this Report. See Item 17.

Legal Proceedings

On November 1, 2006, the Company filed a Statement of Claim against Kobex Resources Ltd. (“Kobex”) in British Columbia Supreme Court for damages for breach of contract. The claim is based on our allegation that, in spite of a written agreement to pay funds of $375,000 by certain specified dates and deliver 1,125,000 shares in Kobex, valued as at September 2006, Kobex has failed to perform either obligation. The cash portion of the claim is $375,000 and the US equivalent of $326,000. Kobex filed a Statement of Defense on December 19, 2006 asserting that it has performed all of its obligations under the agreement and requesting that the action be dismissed. Our Canadian legal counsel is reasonably confident of success in this suit. A non-binding mediation hearing has been agreed to by the parties which is to be held on May 17, 2007.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included herein unless disclosed elsewhere in this document.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our shares were initially listed on the Canadian Venture Exchange, referred to as CDNX. In 2001, the Toronto Stock Exchange acquired CDNX and in 2002, CDNX was renamed the TSX Venture Exchange (TSX-V).

The following tables set forth, for the periods indicated, the highest and lowest market quotations for the shares reported on the daily official list of the TSX-V:

Annual High and Low Market Price
for the Five Most Recent Fiscal Years on the TSX Venture Exchange

Calendar Year Ended	High	Low
2006	2.75	1.06
2005	2.43	0.83
2004	1.50	0.29
2003	0.85	0.37
2002	0.23	0.03

Quarterly High and Low Market Price
for the Two Most Recent Fiscal Years
and any Subsequent Period on the TSX Venture Exchange

Quarter Ended	High	Low
Mar. 31, 2007	1.72	1.17
Dec 31, 2006	1.82	1.06
Sep 30, 2006	2.00	1.25
Jun 30, 2006	2.75	1.30
Mar 30, 2006	1.82	1.10
Dec 31, 2005	1.80	1.12
Sep 30, 2005	2.00	1.02
Jun 30, 2005	1.38	.95
Mar 31,2005	2.43	.83

Monthly High and Low Market Price
for the Most Recent Six Months on the TSX Venture Exchange

Month Ended	High	Low
March 31, 2007	1.70	1.17
Feb 28, 2007	1.57	1.24
Jan 31, 2007	1.81	1.35
Dec 31, 2006	1.50	1.10
Nov 30, 2006	1.82	1.15
Oct 31, 2006	1.35	1.06
Sep 30, 2006	2.00	1.25

B. Plan of Distribution

Not applicable.

C. Markets

Our primary listing is on the TSX-V, trading under the symbol “MSQ.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

	Number of Shares	Amount
Balance, December 31, 2004	20,639,303	$14,231,803
For cash:
Pursuant to private placement at $1.00	1,065,000	1,065,000
Finders fee pursuant to private placement	-	(42,000)
Pursuant to a exercise of stock options at $0.33	425,000	140,250
Re-allocation of Contributed Surplus		91,509
For other consideration
Pursuant to the acquisition of Cumo Property	90,000	63,000
Pursuant to the acquisition of Pine Tree Property	50,000	55,000
Balance, December 31, 2005	22,269,303	$15,604,562
For cash:
Pursuant to private placement at $1.08 (includes finder’s fee)	2,296,074	2,376,000
Pursuant to a exercise of stock options at $0.33	5,000	1,650
Re-allocation of Contributed Surplus		1,077
Pursuant to a exercise of warrants at $1.25	64,500	80,625
For other consideration
Pursuant to the acquisition of Cumo Property	120,000	132,000
Pursuant to the acquisition of Pine Tree Property	50,000	35,000
Balance, June 30, 2006	24,804,877	$18,230,914
For cash:
Pursuant to a exercise of stock options at $0.33	1,570,000	518,100
Pursuant to a exercise of warrants at $0.71	60,000	42,600
Pursuant to a exercise of warrants at $1.25	468,000	585,000
Balance, December 31, 2006	26,902,877	$19,376,614
For cash:
Pursuant to private placement at $1.25	430,000	537,500
For other consideration
Pursuant to the acquisition of Motley Property, Idaho (includes finder’s fee)	110,000	167,000
Balance, April 30, 2007	27,442,877	$20,081,114

B. Memorandum and Articles of Association

General

The Company was incorporated under the laws of British Columbia, Canada on September 22, 1971 under the corporate name “The Mosquito Creek Gold Mining Company Limited” by registration of its Memorandum and Articles with the B.C. Registrar of Companies under the incorporation number 597349.

On June 26, 1987, the shareholders of the Company voted to approve by Special Resolution the replacement of the Company’s Articles with a new set of Articles by which the Company’s name was changed to “Mosquito Consolidated Gold Mines Limited.”

On March 29, 2004, the British Columbia legislature enacted the British Columbia Business Corporations Act (the “BCBCA”) and repealed the British Columbia Company Act (the “BC Company Act”). The BCBCA removes many of the restrictions contained in the BC Company Act, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital. In addition, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles.

Legal Regulations Regarding Non-Canadians Investing in Canada

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares of the Company. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. The Company does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company’s relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (also called a “non-Canadian”), unless the Director of Investments appointed by the minister responsible for the Investment Act has reviewed the investment and is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)
an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the Common Shares, remained unchanged.

Directors’ Rights and Powers

Pursuant to the Company’s Notice of Articles, a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. There are no provisions in the Notice of Articles that require Directors to retire once they reach a certain age limit. A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Shareholder Meetings

The Company’s Notice of Articles provides that the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in the Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, at least the following number of days before such annual or special meeting:

(1) if and for so long as the Company is a public company, 21 days; or
(2) otherwise, 10 days.

If a meeting of shareholders is to consider special business the notice of meeting must:

(1) state the general nature of the special business; and
(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:
(a) at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and
(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Shares and Shareholders

Pursuant to the Company’s Notice of Articles and, subject to the special rights and restrictions attached to the shares of any class or series and the BCBCA, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution, except that the Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or
(2) making the payment or providing the consideration would render the Company insolvent.

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;
(2) must not pay a dividend in respect of the share; and
(3) must not make any other distribution in respect of the share.

The Company may by special resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;
(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;
(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;
(4) if the Company is authorized to issue shares of a class of shares with par value:

(a) decrease the par value of those shares; or
(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;
(6) alter the identifying name of any of its shares; or
(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

In addition, the Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or
(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

C. Material Contracts

On August 4, 2005, the Company entered into a management agreement with Brian McClay (the “McClay Management Agreement”) which is automatically renewed for successive one-year terms until written notice of termination is given. Under the terms of the McClay Management Agreement, the Company agreed to pay a monthly fee of $8,000 to Mr. McClay for management services provided by him to the Company. In addition, Mr. McClay is entitled to be reimbursed for all reasonable out-of-pocket expenses incurred by him on behalf of the Company.

On August 4, 2005, the Company entered into a management agreement with William Jefferies (the “Jefferies Management Agreement”) which is automatically renewed for successive one-year terms until written notice of termination is given. Under the terms of the Management Agreement, the Company has agreed to pay a monthly fee of $5,000 to Mr. Jefferies for management services provided by him to the Company. In addition, Mr. Jefferies is entitled to be reimbursed for all reasonable out-of-pocket expenses incurred by him on behalf of the Company.

D. Exchange Controls

We are a Canadian corporation incorporated under the laws of British Columbia. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. See “E. Taxation” below.

E. Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and US tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Company is responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a)
the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)
the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in the opinion of the Company after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a US Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences, (see “Taxation - Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

US Holders

As used herein, a “US Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and US Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the US dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to US Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of the Company. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of the Company

In general, US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the US dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s federal income tax liability or, alternatively, may be deducted in computing the US Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the US Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). The Company does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any US Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to US backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the US through a US or US related paying agent (including a broker) will be subject to US information reporting requirements and may also be subject to the 28% US backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the US backup withholding tax rules will be allowed as a refund or a credit against the US Holder’s US federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the US Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain US Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and US Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

In general, US Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of US Holders that are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the US Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For US Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), the Company may be treated as a “foreign personal holding company.” In that event, US Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on US Holders of foreign corporations. These rules do not apply to non-US Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company appears to have been a PFIC for the fiscal year ended May 31, 2005, and at least certain prior fiscal years. In addition, the Company expects to qualify as a PFIC for the fiscal year ending May 31, 2006 and may also qualify as a PFIC in future fiscal years. Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect such US Holder’s tax situation.

Each US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such US Holder. The following is a discussion of such alternative tax regimes applied to such US Holders of our Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a US Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A US Holder who elects to treat the Company as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed. A US Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a US Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the US Holder’s holding period in which the Company is a PFIC. If the US Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the US Holder may make the QEF election by simply filing the appropriate documents at the time the US Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during the US Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the US Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the US Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the US Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such US Holder. For purposes of this discussion, a US Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing US Holder.” A US Holder who holds common shares at any time during a year of the Company in which the Company is a PFIC and who is not an Electing US Holder (including a US Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing US Holder”. An Electing US Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the US Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a US Holder to make (or maintain) a valid QEF election, the Company must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. The Company intends to make the necessary information available to US Holders to permit them to make (and maintain) QEF elections with respect to the Company. The Company urges each US Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a US Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the US Holder will be subject to the rules described above for Electing US Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing US Holder even after such US Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such US Holder reacquires an interest in the Company, that US Holder will be subject to the rules described above for Electing US Holders for each tax year in which our Company qualifies as a PFIC.

In the case of a Non-Electing US Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by the Company.

A Non-Electing US Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his the Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the US Holder (excluding any portion of the holder’s period prior to the first day of the first year of the Company (i) which began after December 31, 1986, and (ii) for which the Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing US Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing US Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the US Holder.

If the Company is a PFIC for any taxable year during which a Non-Electing US Holder holds the Company’s common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-Electing US Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing US Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such US Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing US Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares. A US Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such US Holder’s adjusted basis in such common shares. In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such US Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing US Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless our common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, US Holders should consult their tax advisors regarding the manner of making such an election. No view is expressed regarding whether common shares of the Company are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing US Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing US Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing US Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing US Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the US Holder and the transferee may vary based on the manner in which the common shares are transferred. Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a US Holder makes a timely QEF election with respect to common shares of the Company, certain adverse rules may apply in the event that both the Company and any foreign corporation in which the Company directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a US Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such US Holder makes a timely QEF election with respect thereto. The Company intends to make the necessary information available to US Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of the Company that is a PFIC.

Under the Proposed Treasury Regulations, a US Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by the Company (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the US Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by the Company (or an intermediate entity). Accordingly, each prospective US Holder should be aware that he or it could be subject to tax even if such US Holder receives no distributions from the Company and does not dispose of its common shares. The Company strongly urges each prospective US Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to US Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to our common shares while the Company is a PFIC unless the US Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a US Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current US tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current US tax on their pro rata shares of increases in the CFC’s earnings invested in US property. The foreign tax credit described above may reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a US Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

F. Dividends and Paying Agents

The Company has not declared any dividends and does not anticipate declaring any dividends in the foreseeable future.

G. Statements by Experts

The Company’s auditor for its financial statements for each of the preceding periods was Dale Matheson Carr-Hilton Labonte LLP, independent Chartered Accountants. The auditor’s report is included in this Registration Statement with their consent.

H. Documents on Display

The relevant filings of the Company and issuances relative to it can be found on www.sedar.com.

I.  Subsidiaries.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Quantitative Information about Market Risk

Not applicable.

(b) Qualitative Information about Market Risk

Transaction Risk and Currency Risk Management

The Company’s operations do not employ financial instruments or derivatives that are market sensitive and the Company does not have financial market risks.

Exchange Rate Sensitivity

In the normal course of business, we enter into transactions for the purchase of supplies and services denominated in US dollars. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. We have not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Interest Rate Risk and Equity Price Risk

Our Company is equity-financed and does not have any debt which would be subject to interest rate change risks.

(c) Interim Periods.

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

(a)  Debt Securities

Not applicable.

(b)  Warrants and Rights

Not applicable.

(c)  Other securities

Not applicable.

(d)  American Depositary Shares

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements
(Expressed in Canadian dollars)

MOSQUITO CONSOLIDATED GOLD
MINES LIMITED

Unaudited - Prepared by management without review from the Company’s auditor.

Second quarter ended December 31, 2006 and 2005

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
CONSOLIDATED BALANCE SHEETS
Unaudited - Prepared by management
DECEMBER 31, 2006 AND JUNE 30, 2006

	December 31, 2006	June 30, 2006
ASSETS
CURRENT
Cash	$4,640,595	$1,787,894
Marketable securities (Note 3)	699,692	355,295
Note receivable (Note 4)	37,858	59,300
Accounts receivable (Note 6a)	225,668	363,162
Prepaid expense	-	25,000

	5,603,813	2,590,651

INVESTMENT	1	93,750
PLANT AND EQUIPMENT (Note 5)	404,555	343,522
MINERAL PROPERTIES (Note 6 and 7)	3,134,996	1,920,283
RECLAMATION DEPOSITS	60,742	57,738

	$9,204,107	$4,912,195

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT
Accounts payables and accrued liabilities	$28,522	$103,538
Due to related parties (Note 7)	64,223	462,968

	92,745	566,506

SHAREHOLDERS' EQUITY
Share capital (Note 8)	19,376,614	18,230,914
Contributed surplus	2,451,284	881,530
Deficit	(12,716,536)	(14,766,755)

	9,111,362	4,345,689

	$9,204,107	$4,912,195

ON BEHALF OF THE BOARD:

“Patrick Bronson”
Director

“William Jefferies”
Director

See accompanying notes

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Unaudited - Prepared by management
FOR THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2006 AND 2005

	Three Months Period Ended December 31, 2006	Three Months Period Ended December 31, 2005	Six Months Period Ended December 31, 2006	Nine Months Period Ended December 31, 2005
Expenses:
Amortization	$8,476	$12,629	$16,952	$17,879
Bank charges and interest	(2,296)	665	3,018	169
Consulting fees	20,304	20,840	62,604	81,790
Geological research	-	21,533	-	16,966
Investor relations and website	16,000	-	39,920	-
Management fees (note 7)	39,000	39,000	78,000	78,000
Occupancy costs	8,740	5,692	9,793	11,060
Office and miscellaneous	4,782	341	9,282	6,319
Property repairs & maintenance	7,725	38,739	16,570	38,739
Professional fees (note 7)	27,114	11,622	56,507	44,131
Shareholder information, transfer agent and filing fees	7,949	1,835	11,225	269
Stock-based compensation	1,569,755	-	1,569,755	-
Telephone	3,113	2,420	6,595	6,381
Travel and promotion	28,535	23,006	66,792	52,523
	1,739,197	178,322	1,947,013	354,226

Income (loss) before under noted items	(1,739,197)	(178,322)	(1,947,013)	(354,226)
Investment income	12,939	1,098	16,909	1,098
Gain on marketable securities	157,349	2,407	157,349	2,407
Net smelter royalty	-		-	54,293
Gain on sale of property option	3,397,841	(14,190)	3,822,974	(13,226)
Equity income (loss)	-	(5,602)	-	(5,602)

Income (Loss) for the period	1,828,932	(194,609)	2,050,219	(315,256)

Deficit, beginning of period	(14,545,468)	(13,749,880)	(14,766,755)	(13,629,233)

Deficit, end of period	$(12,716,536)	$(13,944,489)	$(12,716,536)	$(13,944,489)

Basic and fully diluted earnings (loss) per share	$0.07	$(0.01)	$0.08	$(0.01)

See accompanying notes

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited - Prepared by management
FOR THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2006 AND 2005

	Three Months Period Ended December 31, 2006	Three Months Period Ended December 31, 2005	Six Months Period Ended December 31, 2006	Six Months Period Ended December 31, 2005

Cash provided by (used for):

Operations:
Net Income (Loss) for the period	$1,828,932	$(194,609)	$2,050,219	$(315,256)
Items not requiring (providing) cash:
Amortization	8,476	12,629	16,952	18,129
Gain on sale of mineral option	(3,397,841)	13,226	(3,822,974)	13,226
Gain on sale of securities	-	(2,407)	-	(2,407)
Stock-based compensation	1,569,755	-	1,569,755	-
Equity loss	-	5,602	-	5,602

Net changes in non-cash operating working capital:
Accounts receivable	149,795	31,238	137,494	(89,919)
Prepaid	5,000	-	25,000	-
Marketable securities	(344,397)	-	(344,397)	-
Note receivable	(1,779)	-	21,442	-
Accounts payables	(33,865)	49,326	(75,016)	59
	(215,924)	(84,564)	(421,525)	(370,566)

Cash flow from financing activities:
Due to related parties	(11,185)	3,086	(398,745)	(17,759)
Shares to be issued	-	-	-	(150,000)
Shares issued for cash	21,300	7,960	1,145,699	1,146,750
	10,115	11,046	746,954	978,991

Cash flows from investments activities
Exploration and acquisition expenditure	(850,889)	(380,729)	(1,391,739)	(694,224)
Reclamation deposit	-	7,865	(3,004)	(5,500)
Purchase of plant and equipment	20,100	(74,227)	(77,985)	(74,227)
Proceeds from mineral property option	3,500,000	50,000	4,000,000	550,000
Proceeds from sale of securities	-	74,147	-	74,147
	2,669,211	(322,944)	2,527,272	(149,804)

Increase (decrease) in cash	2,463,402	(3,96,893)	2,852,701	458,621

Cash, beginning of period	2,177,193	1,103,103	1,787,894	247,589

Cash, end of period	$4,640,595	$706,210	$4,640,595	$706,210

Supplementary information
Income tax paid	$-	$-	$-	$-
Interest paid	-	-	-	-

Other information
Shares issued - property acquisition	-	63,000	-	63,000

See accompanying notes

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

1.  NATURE OF AND CONTINUANCE OF OPERATIONS

The Company’s principal business activities include acquiring and developing mineral properties. At December 31, 2006, the Company’s principal mineral property interests are located in Canada, USA and Australia.

These consolidated interim financial statement shave been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative basis and consistence basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financials statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim periods statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report. In the opinion of the management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

The Company is in the process of exploring and/or developing properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as exploration expenditures represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2.  SIGNIFICANT ACCOUNTING POLICIES

The unaudited consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Use of estimates and assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and assumptions relate to the determination of the carrying values of mineral properties, investments and equipment, determination of fair value for financial instruments and stock based transactions. Financial results as determined by actual events could differ from those estimates.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

2.  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Plant and equipment

Mine plant and equipment is recorded at cost and amortized on a declining balance method at the rates of 20% and 30%.

The carrying value of all categories of plant and equipment are reviewed for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition.

Mineral properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess charged to operations. Write-downs due to impairment in value are charged to operations. Option payments received in excess of costs incurred are credited to income.

The Company reviews the carrying value of its mineral properties on a regular basis. Management’s estimates of mineral prices, recoverable proven and profitable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. The recoverability of the amounts shown for mineral properties and interests is dependent on the confirmation of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to successfully complete their development and future profitable operations. The amounts shown for mineral properties represent costs incurred to date, less write-downs and sale, and do not necessarily reflect the present or future values.

The Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, but these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Foreign currency translation

These financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

2.  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities.

The Company applies the fair value method to all grants of stock options after January 1, 2003. All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as contributed surplus in shareholders’ equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options’ vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

Financial Instruments

The Company’s financial instruments may consist of cash, marketable securities, note receivable, accounts receivable, accounts payable and accrued liabilities and amounts due to related parties. The fair value of the Company’s financial instruments are estimated by management to approximate their carrying values based on their immediate or short-term maturity.

3. MARKETABLE SECURITIES

The Company has the following marketable securities:

	Number of shares	December 31, 2006 Value	June 30, 2006 Value
Golden Cariboo Resources Inc.	43,000	$2,365	$2,765
Kobex Resources Limited	375,000	495,000	345,000
International Wayside Gold Mines	748,182	194,527	-
Trade Winds Ventures Inc.	20,000	7,800	7,500
		$699,692	$355,295

4. NOTE RECEIVABLE

On November 1, 2005, the Company executed a promissory note in the amount of $54,908, bearing 12% interest per annum, secured mining equipment with capital and accrued interest payable on November 1, 2006. The Company has received a payment of $25,000.

5.  PLANT AND EQUIPMENT
		Accumulated	December 31, 2006	June 30, 2006
December 31, 2006	Cost	Amortization	Net Book Value	Net Book Value
Office equipment and furniture	$175,002	$(158,916)	$16,086	$17,873
Mill cost	-	-	-	102,161
Mine equipment and vehicle	1,662,159	(1,273,690)	388,469	223,488
	$1,837,161	$(1,432,606)	$404,555	$343,522

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

6.  MINERAL PROPERTIES

December 31, 2006			Current period	Accumulated
			Additions,	Amortization,
		July 1,	Expenditures,	Depletion and	December 31,
	Note 7	2006	Disposal	Write-downs	2006

Cariboo Mining District , BC, Canada	a	$11,860,932	$-	($ 11,860,931)	$1
Brett 1 and 2, BC, Canada	d	141,599	-	-	141,599
Laverty and Cumming Claim Group, Red Lake, Ontario, Canada	e	88,700	-	-	88,700
Cumo Molybdenum Property, Boise County, Idaho, USA	f	1	133,080	-	133,081
Red Lake Gold Property, Red Lake, Ontario, Canada	i	28,095	1,501	-	29,593
Blackpoint property, Nevada, USA	h	82,819	-	-	82,819
Pine Tree Property, Nevada, USA	g	1,125,096	865,166	-	1,990,262
Trikay Property, Queensland, Australia	j	19,696	(12,242)	-	7,454
Statlu Aggregate Project, BC, Canada	m	175,088	15,681	-	190,769
Spruce Mountain Molybdenum Project, Elko, Nevada, USA	n	84,375	386,340	-	470,715
Balance, December 31, 2006		$13,606,401	$1,389,526	($11,860,931)	$3,134,996

June 30, 2006			Current period	Accumulated
			Additions,	Amortization,
		January 1,	Expenditures,	Depletion and	June 30,
	Note 7	2006	Disposal	Write-downs	2006
Cariboo Mining District, BC, Canada	a
Acquisition		$1,315,001	$-	$-	$1,315,001
Exploration and development		7,144,168	-	-	7,144,168
General and administration		1,231,026	-	-	1,231,026
Adit		2,170,737	-	-	2,170,737
Amortization, proceeds and write-downs		-	-	(11,786,068)	-11,786,068
		11,860,932	-	(11,786,068)	74,864
Brett 1 and 2, BC, Canada	d	141,599	-	-	141,599
Laverty and Cumming Claim Group, Red Lake, Ontario, Canada	e	88,700	-	-	88,700
Cumo Molybdenum Property, Boise County, Idaho, USA	f	1	-	-	1
Red Lake Gold Property, Red Lake, Ontario, Canada	i	25,676	2,421	-	28,095
Blackpoint property, Nevada, USA	h	82,819	-	-	82,819
Pine Tree Property, Nevada, USA	g	641,829	583,267	-	1,225,096
Iris, Russia	k	-	-	-	-
Zun Hada, Russia	l	-	-	-	-
Trikay Property, Queensland, Australia	j	1,832	17,864	-	19,696
Statlu Aggregate Project, BC, Canada	m	-	175,088	-	175,088
Spruce Mountain Molybdenum Project, Elko, Nevada, USA	n	-	84,375	-	847.375
Balance, June 30, 2006		$12,843,388	$862,963	($11,786,068)	$1,920,283

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

6.  MINERAL PROPERTIES (cont.)

a.	Cariboo Gold Quartz property, British Columbia, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in the mining properties known as the Mosquito Creek Gold property and the Cariboo Gold Quartz property. These properties are located in the Cariboo Mining District of British Columbia, Canada.

During August 2003 the Company entered into a Property Option Agreement with Wayside Gold Mines Limited (“Wayside”) for the 50% interest in the Cariboo Gold Quartz Mineral Claims and a 100% interest in the Mosquito Mine Mineral Claims (the “Property”) excluding the placer mining rights. The mill, all buildings and hoist on the claims are included as part of the Property.

The new option agreement provides for the following:

•	Wayside must make the following cash payments to the Company:
-	$50,000, on the signing of the agreement (received);
-	$450,000 on or before September 15, 2003 (received);
-	$500,000 on or before August 31, 2004 (received);
-	$500,000 on or before August 31, 2005 (received);
-	$500,000 on or before August 31, 2006 (received); and,
-	$3,500,000 on or before December 31, 2006; (received)

•
Any time prior to the exercise of the option, Wayside would have the exclusive right to extract bulk samples (the “Bulk Sample”) from the Properties in two stages. The first stage would involve 40,000 tons of sample material or recovery of not more that 15,000 ounces of refined gold, whichever is achieved first, followed by a second stage of bulk sampling program of the second stage 40,000 tons of sampled material or recovery of not more that 15,000 ounces of refined gold, whichever is achieved first.

•	Wayside will be responsible at its cost to maintain the Properties and to keep the permits in good standing and be responsible for all environmental and reclamation compliance.

•
The Company will be entitled to receive a royalty of 5% Net Smelter Return (“NSR”) derived from Bulk Sample. Upon exercise of the option by Wayside, the Company’s royalty will revert to 3% NSR; Wayside would be responsible to satisfy 10% Net Profit Interest in relation to the property. As at December 31, 2005, Wayside has extract bulk sample and the Company computed the NSR receivable to be $241,342 of which $54,293 has been received from Wayside. The Company settled the outstanding amount of $187,048 for 748,182 common shares of Wayside

b.    Wells-Barkerville, British Columbia, Canada

During the year ended December 31, 2000, the Company with the former president of the Company acquired 117 claims in Wells-Barkerville, BC. During the year ended December 31, 2001, the former president of the Company and the Company granted to Golden Cariboo Resources Ltd. the sole and exclusive right to earn the 100% right, title and interest in the claims in return for $10,000, 200,000 shares of Golden Cariboo Resources Ltd. and a 2% NSR. Golden Cariboo Resources Ltd. can purchase the 2% NSR from the Company and the former president of the Company for a cash payment of $2,000,000 ($1,000,000 to the Company).

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

6.  MINERAL PROPERTIES (cont.)

c.     Tillicum property, British Columbia, Canada

During the year ended December 31, 2002, the Company acquired 1330275 Ontario Ltd. from Mustang Mineral Corp. for a consideration of 200,000 common shares of the Company at an agreed value of $20,000 plus $2,500 (paid) and an additional $27,500 payable by December 31, 2003. During the year ended December 31, 2003, the Company completed the obligations by payment of $20,000. 1330275 Ontario Ltd. held 100% interest in Tillicum property in the Slocan Mining District, BC. During the year ended December 31, 2004, the Company requested an extension of the lease with the original owners and reached a settlement whereby the Company transferred all interest in the property in return for a payment of $10,000 (received subsequent to June 30, 2006). In January 2005 the Company disposed of 1330275 Ontario Ltd. to a relative of a director and officer at its calculated fair market value.

        d.     Brett #1 and #2, British Columbia, Canada

During the year ended December 31, 2002, the Company acquired 30% interest in the Brett #1 and Brett #2 mineral claims located in the Vernon Mining District of British Columbia from Vicore Mining Developments Ltd. (“Vicore”) for $49,391. During the year ended December 31, 2003, the Company acquired the remaining 70% for a consideration of 500,000 common shares of the Company at an agreed value of $125,000. Vicore retains a 2% NSR.

During the year ended December 31, 2004, the Company executed an Option Agreement whereby the Company optioned 50% of its interest in the Brett Property to Running Fox Resource Corp (“Running Fox”) for 200,000 shares of Running Fox, at an agreed value of $80,000 and Running Fox to incur $500,000 exploration expenditure. During the year ended December 31, 2004, Running Fox incurred the required exploration expenditure.

        e.     Laverty Property, Red Lake, Ontario, Canada

During the year ended December 31, 2004, the Company acquired a 100% interest in 1156207 Ontario Ltd. for $80,000 with the vendor retaining a 1% NSR. 1156207 Ontario Ltd. holds 100% interest in two groups of patented mineral claims known as the “Laverty Property”, Red Lake, Ontario and the “Cummins Property”, near Larder Lake, Ontario. In connection with the acquisition, the Company issued 15,000 shares at an agreed value of $8,700 as finder’s fee.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

6.  MINERAL PROPERTIES (cont.)

    f.          Cumo Molybdenum Property, Idaho, USA

On October 13, 2004, the Company completed an “Option to Purchase Agreement” with Cumo Molybdenum Mining Inc. to purchase 8 unpatented mineral claims located in Boise County, Idaho, USA known as “Cumo Molybdenum Property”. The terms of the agreement call for stage advanced royalty payments scheduled as follows:
i.	US $10,000 upon signing (paid)
ii.	US $10,00060 days after signing (paid)
iii.	US $5,0006 months after signing (paid)
iv.	US $20,000Year 1 after signing (paid)
v.	US $20,000Year 2 after signing (paid)
vi.	US $15,000Year 3 after signing
vii.	US $15,000every 6 months thereafter

These payments are to be credited against a 1.5% NSR which reduces to 0.5% NSR after payments of US $3 million. In addition, after 60 days of signing the agreement, the Company will issue 90,000 shares of the Company at an agreed value of $63,900 (issued), further 90,000 (issued) shares after nine months and a further 120,000 (issued) after 18 months. The shares were issued in April 2006.

The Company is required to perform at least US $25,000 worth of work on the property during the first year and at least US $50,000 worth of exploration work each year thereafter for as long as the Option is in effect.

The Company also agreed to pay finder’s fees of 60,000 share purchase warrants of the Company with a fair value of $3,080, exercisable at $0.71 per share warrant until December 10, 2006. Subsequent to June 30, 2006 all share purchase warrants have been exercised.

On January 21, 2005, the Company entered into an option agreement with Kobex Resources Ltd. (“Kobex”), whereby Kobex may acquire a 100% interest in two Company properties, the Cumo Molybdenum Property located in Boise County, Idaho and the Trikay Copper-Gold Property in Queensland, Australia. Under the terms of the Agreement, Kobex would earn a 100% undivided interest in these Properties in consideration of cash payment of $5,000,000, 12,500,000 treasury shares and $10,000,000 of work expenditure commitment.

Under the terms of the Agreement, Kobex also assumed certain obligations with respect to the “Option to Purchase Agreement” between Cumo Molybdenum Mining Inc. and the Company, including the minimum advance royalty payments.

On November 7, 2005, the Company signed an amending agreement with Kobex whereby Kobex surrendered all the rights and interest to the Trikay property and in consideration of the surrender of the Trikay property, the Company agreed to reduce all cash payments and expenditures to be made on the Cumo property by 25% and the amount of expenditures was extended by one year.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

6.  MINERAL PROPERTIES (cont.)

   f.     Cumo Molybdenum Property, Idaho, USA (continued)

The number of shares to be issued to the Company by Kobex is reduced by 25% as follows:

Option Exercise Schedule	Number of Shares		Payment		Exploration Expenditures
Upon execution of the agreement (1)	-		$50,000	(1)	$-
Upon completion of due diligence and acceptance of filing by regulatory authorities(1)	375,000	(1)	50,000	(1)	-
Earlier of 6 months after signing and the date Of regulatory acceptance (1)	-		150,000		-
On or before January 21, 2006	1,125,000		187,500		-
On or before July 21, 2006	-		187,500		-
On or before January 21, 2007	1,500,000		562,500		750,000
On or before January 21, 2008	2,625,000		1,125,000		1,125,000
On or before January 21, 2009	4,375,000		1,500,000		1,500,000
On or before January 21, 2010	-		-		1,875,000
On or before January 21, 2011	-		-		2,250,000
Total	10,000,000		$3,812,500		$7,500,000

(1)	Amounts have been received and shares have issued

Kobex had not issued the shares or made the required cash payments during the period ended December 31, 2006. In the quarter ended September 30, 2006 Kobex surrendered all rights and interests in the Cumo Property to the Company. The Company has filed a statement of claim in the Supreme Court of British Columbia for $375,000, the Canadian equivalent of US $20,000 and 1.12 million shares of Kobex.

    g.         Pine Tree Copper-Molybdenum Property, Nevada, USA

On May 10, 2005, the Company signed a “Mineral Property Option Agreement” (“Agreement”) to purchase certain unpatented mineral claims located in Mineral County, Nevada, USA known as the “Pine Tree Copper-Molybdenum Property”. Under the terms of the Agreement, the Company would earn a 100% undivided interest in the Pine Tree Property in consideration of cash payment of US$2,000,000, 300,000 treasury shares and US$150,000 of work expenditure commitment. The summary of the terms are as follows:

Option Exercise Schedule	Number of Shares	Payment	Exploration Expenditures
Within 7 days if signing the agreement (1)	-	$10,000 (1)	$-
Upon approval of TSX-V (1)	50,000 (1)	10,000 (1)	-
On first anniversary of the Agreement	50,000 (1)	25,000(1)	50,000
On second anniversary of the Agreement	60,000	35,000	100,000
On third anniversary of the Agreement	60,000	50,000	-
On fourth anniversary of the Agreement	80,000	125,000	-
On fifth anniversary of the Agreement	-	25,000	-
Each year thereafter (2)	-	-	-
Total	300,000	$280,000	$150,000

(1)	Shares have been issued and US $45,000 paid

(2)
The Company would pay $25,000 each year after the fifth anniversary until a total of US$2,000,000 has been paid. These payments would be credited against a 1.5% NSR which after the payment of US$2 million would reduce the NSR to 0.50%.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

6. MINERAL PROPERTIES (cont.)

g.     Pine Tree Copper-Molybdenum Property, Nevada, USA (continued)

At any time within 2 years of approval by the TSX-V, the Company may purchase the property outright for US$1,000,000 plus the share consideration. If the Company sells, assigns or creates a joint venture with any third party within two years of the date of the Agreement, the vendors would be entitled to 20% of the share consideration received.

                h.            Blackpoint exploration property, Nevada, USA

During the year ended December 31, 2005, the Company acquired by staking 49 claims which cover the Blackpoint exploration property near Eureka, Nevada

         i.     Red Lake Gold Property, Ontario, Canada

On June 10, 2005, the Company signed an “Option to Purchase Red Lake Mineral Claims Agreement” (“Red Lake Agreement”) to purchase 4 patented mineral claims located in Bateman Township on the eastern shores of Red Lake, Ontario Canada, known as the “Red Lake Gold Property”. Under the terms of the Agreement, the Company would earn a 100% undivided interest in the Red Lake Property in consideration of cash payment of $500,000 follows:

Option Exercise Schedule	Payment
Upon approval of TSX-V (the “Approval”)	$25,000	(paid)
On first anniversary of the Approval	50,000	(paid)
On second anniversary of the Approval	75,000
On third anniversary of the Approval	100,000
On fourth anniversary of the Approval	250,000
Total	$500,000

The vendors retained a 2% NSR and the Company may purchase 1% of the NSR at anytime for $1,000,000.

      j.   Trikay Property, Queensland, Australia

During the year ended December 31, 2004, the Company filed exploration permits covering the Trikay property in Queensland, Australia. On January 21, 2005, the Company entered into an option agreement with Kobex whereby Kobex may acquire a 100% interest in two Company properties, the Cumo Molybdenum Property located in Boise County, Idaho and the Trikay Copper-Gold Property in Queensland, Australia. On November 7, 2005, the Company signed an amending agreement with Kobex whereby Kobex surrendered all the rights and interest to the Trikay property and the Company granted Kobex a right of first refusal for a period of two years in the event the Company wishes to enter into an agreement with a third party.

         k.    Iris, Russia

During the year ended December 31, 2005 the Company wrote off the carrying value of the property as management had decided to abandon the property.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

6. MINERAL PROPERTIES (cont.)

    l.          Zun Huda, Russia

During the year ended December 31, 2005 the Company wrote off the carrying value of the property as management had decided to abandon the property.

    m.        Statlu Aggregate Project near Chehalis, British Columbia , Canada

On December 21, 2005, the Company entered into an option agreement whereby the Company would earn a 60% interest in the Statlu Aggregate Project near Chehalis, British Columbia. Under the terms of the Agreement, the Company would finance the project to the time a license of occupation is issued by the Department of Land and Water of British Columbia and a permit is issued which would allow sand and gravels from the property to be mined and sold. If the Company fails to acquire the required license by December 31, 2007, the agreement would expire and be null and void.

     n.        Spruce Mountain Molybdenum Project, Elko, Nevada, USA

On May 19, 2006, the Company entered into a purchase agreement to purchase 53 patented claims located in Spruce Mountain, Elko County, Nevada, USA, known as the “Shea Aggregate Project”. Under the terms of the Agreement, the Company would earn a 100% undivided interest in the Project in consideration of cash payment of US$550,000 paid as follows:

Option Exercise Schedule	Payment
On or before May 25, 2006	$	US 75,000	(paid)
On or before July 15, 2006		100,000	(paid)
On or before September 15, 2006		100,000	(paid)
On or before November 15, 2006		125,000	(paid)
On or before January 15, 2007		150,000	(paid)
Total	$	US 550,000

7.  RELATED PARTY TRANSACTIONS

The advances and loans are unsecured, bear no interest, and are repayable on demand.

A summary of the amounts charged to the Company by related parties of the Company is as follows:
	2006	2005
Included in operations
Mineral properties	$34,278	$-
Management fees	78,000	78,000
Professional fees	12,000	-

Any other payments are made as reimbursement of expenses to officers or directors in normal course of business.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

8.  CAPITAL STOCK

(a)	Authorized - unlimited common shares without par

(b)	Issued and outstanding:

	Number
	of Shares	Amount

Balance, December 31, 2005	22,269,303	15,604,562
For cash:
Pursuant to private placement at $1.08	2,200,000	2,376,000
Finders fee pursuant to private placement	96,074	-
Pursuant to a exercise of stock options at $0.33	5,000	1,650
Re-allocation of Contributed Surplus		1,077
Pursuant to a exercise of warrants at $1.25	64,500	80,625
For other consideration
Pursuant to the acquisition of Cumo Property	120,000	132,000
Pursuant to the acquisition of Pine Tree Property	50,000	35,000
Balance, June 30, 2006	24,804,877	18,230,914
For cash:
Pursuant to a exercise of warrants at $0.71	60,000	42,600
Pursuant to a exercise of warrants at $1.25	468,000	585,000
Pursuant to a exercise of stock options at $0.33	1,570,000	518,100
Balance, December 31, 2006	29,902,877	$19,376,614

(c)	Stock options outstanding

Pursuant to the policies of the TSX Venture Exchange (“TSX-V”), the Company may grant incentive stock options to its officers, directors, and consultants. TSX-V policies permit the Company’s directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration for services.

The continuity of incentive stock options as at December 31, 2006 is as follows:

Expiry Date	Price ($)	Outstanding July 1, 2006	Granted	Cancelled, Expired Exercised	Outstanding June 30, 2006
September 9, 2006 (1)	0.33	1,620,000	-	(1,620,000)	-
April 5, 2011	1.60	440,000	-	-	440,000
April 18, 2011	1.60	179,000	-	-	179,000
April 18, 2011	1.00	-	2,075,000	-	2,075,000
		2,239,000	2,075,000	(1,620,000)	2,694,000

      (d)  Share purchase warrants outstanding

Outstanding share purchase warrants as at December 31, 2006 were as follows:

Expiry Date	Price ($)	Outstanding July. 1, 2006	Granted	Exercised	Outstanding December 31, 2006
July 28, 2006	1.25	468,000	-	468,000	-
December 10, 2006	0.71	60,000	-	60,000	-
May 5, 2008	1.45	2,200,000	-	-	2,200,000
		2,728,000	-	528,000	2,200,000

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

9.  COMMITMENTS

The Company entered into a contract with Connect Capital Ltd. to provide corporate and investor relation services. The Company is to pay $8,000 per month for a period of one year with provisions for renewal after this initial period. The agreement also grants stock options to Connect Capital Ltd. to purchase 440,000 common shares of the Company at $1.60 per share exercisable for a term of five years from the date of granting.

10.   MATERIAL DIFFERENCE BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	December 31, 2006	June 30, 2006
BALANCE SHEET
Total assets, Canadian GAAP	$9,204,107	$4,912,195
Resource properties	(3,134,996)	(1,920,283)
Total assets, US GAAP	$6,069,111	$2,991,912

Total liabilities, Canadian and US GAAP	$92,745	$566,506

Shareholders' equity, Canadian GAAP	$9,111,362	$4,345,689
Resource properties	(3,134,996)	(1,920,283)
Shareholders' equity, US GAAP	5,976,366	2,425,406
Total liabilities and Shareholders' equity, US GAAP	$6,069,111	$2,991,912

STATEMENT OF OPERATIONS	December 31, 2006	June 30, 2006
Income (loss) Canadian GAAP	$2,852,701	$(822,226)
Deduct:
Capitalized Mineral Property recoveries (expenditures)	(1,391,739)	(862,963)
Net loss in accordance with US GAAP	$1,460,962	$(1,685,189)
Net loss per share US GAAP	$0.04	$(0.07)

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited - Prepared by management
DECEMBER 31, 2006

11. MATERIAL DIFFERENCE BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (continued)

STATEMENT OF CASH FLOWS	December 31, 2006	June 30, 2006
Cash flows used in operating activities, Canadian GAAP	$(421,525)	$(470,353)
Resource property	(1,391,739)	(827,964)
Cash flows used in operating activities, US GAAP	(1,813,264)	(1,298,317)

Cash flows from financing activities, Canadian and US GAAP	746,954	2,508,005

Cash flows used in investing activities, Canadian GAAP	2,527,272	(955,968)
Resource property	1,391,739	827,964
Cash flows used in investing activities, US GAAP	3,919,011	(128,004)
Increase (decrease) in cash, US GAAP	$2,852,701	$1,081,684

Under Canadian GAAP, mineral property acquisition and exploration expenditures on prospective properties are capitalized until such time as it is determined that further work is not warranted or the property is sold or abandoned, at which point capitalized costs would be written off. Under US GAAP, mineral property acquisition costs are capitalized and exploration costs are expensed as incurred until such time as economic reserves are quantified. The Company has considered the guidance under EITF 04-2 and has determined that capitalization of mineral property acquisition costs is inappropriate at the current stage of the Company’s mineral property exploration activities. To date, the Company’s mineral interests consist mainly of exploration stage properties. Furthermore, there is uncertainty as to the Company’s ability to fund the exploration work necessary to determine if the properties have recoverable reserves or any future economic benefits. As a result, acquisition costs to date are considered to be impaired under US GAAP and accordingly, have been written off as mineral property expenditures. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expens

Consolidated Financial Statements

MOSQUITO CONSOLIDATED GOLD
MINES LIMITED

June 30, 2006 and December 31, 2005

INDEPENDENT AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Mosquito Consolidated Gold Mines Limited:

We have audited the consolidated balance sheets of Mosquito Consolidated Gold Mines Limited as at June 30, 2006 and December 31, 2005 and the consolidated statements of operations and deficit, and cash flows for the six month period ended June 30, 2006 and the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and December 31, 2005 and the results of its operations and its cash flows for the six month period ended June 30, 2006 and the years ended December 31, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
October 17, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 17, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
October 17, 2006

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
CONSOLIDATED BALANCE SHEETS

	June 30, 2006	December 31, 2005
ASSETS
CURRENT
Cash	$1,787,894	$706,210
Marketable securities (Note 3)	355,295	33,360
Note receivable (Note 4)	59,300	56,006
Accounts receivable (Note 7a)	363,162	300,127
Prepaid expense	25,000	-

	2,590,651	1,095,703

INVESTMENT (Note 5)	1	93,750
PLANT AND EQUIPMENT (Note 6)	343,522	251,572
MINERAL PROPERTIES (Note 7)	1,920,283	1,057,320
RECLAMATION DEPOSITS	57,738	21,000

	$4,912,195	$2,519,345

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT
Accounts payables and accrued liabilities	$103,538	$96,144
Due to related parties (Note 10)	462,968	413,238

	566,506	509,382

SHAREHOLDERS' EQUITY
Share capital (Note 8)	18,230,914	15,646,562
Contributed surplus (Note 8(f))	881,530	349,890
Deficit	(14,766,755)	(13,944,489)

	4,345,689	2,009,963

	$4,912,195	$2,519,345

COMMITMENTS AND CONTINGENCIES (Notes: 7 and 11)
SUBSEQUENT EVENTS (Notes: 4, 7(f), 7(g) and 8(c))

ON BEHALF OF THE BOARD:

”Patrick Bronson”
Director

”William Jefferies”
Director

See accompanying notes

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Six Months Ended June 30, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004

EXPENSES
Amortization	$23,818	$28,379	$21,068
Bank charges and interest	1,514	4,123	2,596
Consulting	80,743	110,990	78,850
Geological research	-	25,205	17,254
Investor relations (Note 8(e))	24,000	-	-
Management fees (Note 10)	78,000	156,000	108,000
Office and miscellaneous	16,754	14,904	22,406
Professional fees	57,428	52,662	32,876
Rent	9,000	20,026	17,119
Repairs and maintenance	18,689	38,739	-
Shareholder information, transfer agent and filing fees	31,829	31,585	18,770
Stock-based compensation (Note 8(e))	532,716	-	441,399
Telephone and communication	7,742	11,206	9,270
Travel and business promotion	63,412	98,594	84,933

	945,645	592,413	854,541

LOSS BEFORE THE UNDERNOTED ITEMS	(945,645)	(592,413)	(854,541)

Impairment of investment (Note 5)	(80,693)	-	-
Interest income	3,777	1,098	-
Gain on sale of investment	-	2,407	-
Gain on sale of property option (Note 7)	374,249	97,918	-
Gain on settlement of accounts payable	-	-	117,653
Net smelters royalty (Note 7(a))	-	241,342	-
Recover of costs and project management	-	-	44,144
Write-down of marketable securities (Note 3)	(160,898)	-	-
Write-down of mineral property	-	-	(81,154)
Equity income (loss) of Vicore	(13,056)	(5,602)	7,720

NET LOSS	(822,266)	(255,250)	(766,178)

DEFICIT, BEGINNING	(13,944,489)	(13,689,239)	(12,932,061)

DEFICIT, ENDING	$(14,766,755)	$(13,944,489)	$(13,689,239)

BASIC AND DILUTED LOSS PER SHARE	$(0.04)	$(0.01)	$(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	23,270,955	21,310,970	20,330,553

See accompanying notes

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
CASH PROVIDED BY (USED IN):
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(822,266)	$(255,250)	$(766,178)
Items not involving cash:
Amortization	23,818	28,379	21,068
Stock - based compensation	532,716	-	441,399
Impairment of investment	80,693	-	-
Gain on sale of marketable securities	-	(2,407)	-
Gain on sale of property option	(374,249)	(97,918)	-
Write-down of marketable securities	160,898	-	-
Write-down of mineral property	-	-	81,154
Equity loss (income) of Vicore	13,056	5,602	(7,720)
Changes in non-cash working capital items:
Accounts receivable	(67,413)	(149,674)	(110,297)
Prepaid expense	(25,000)	-	-
Accounts payables	7,394	11,864	(179,139)

	(470,353)	(459,404)	(519,713)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank letter of credit	-	-	(40,000)
Shares issued for cash	2,458,275	1,163,250	155,000
Due to related parties	49,730	23,916	(100,015)

	2,508,005	1,187,166	14,985

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in reclamation deposit	(36,738)	(5,500)	32,500
Acquisition of mineral properties	(27,500)	(133,294)	(106,209)
Purchase of plant and equipment	(115,768)	(87,245)	(16,469)
Exploration expenditures	(800,464)	(611,723)	(33,638)
Marketable securities	-	-	(100,000)
Proceeds on option sale of mineral properties	-	750,000	590,000
Proceeds from disposal of marketable securities	27,796	74,147	-
Note receivable	(3,294)	(56,006)	-

	(955,968)	(69,621)	366,184
INCREASE (DECREASE) IN CASH	1,081,684	658,141	(138,544)
CASH, BEGINNING	706,210	48,069	186,613

CASH, ENDING	$1,787,894	$706,210	$48,069

Supplementary cash flow information
Cash paid for:
Income tax	$-	$-	$-
Interest	-	-	-
Non-cash investing activities
Issuance of shares for mineral properties	$167,000	$118,000	$72,600

See accompanying notes

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

1. NATURE OF AND CONTINUANCE OF OPERATIONS

The Company’s principal business activities include acquiring and developing mineral properties. At June 30, 2006, the Company’s principal mineral property interests are located in Canada, United States of America and Australia.

The Company is in the process of exploring and/or developing properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties.

During the period ended June 30, 2006 the Company changed its year end from the end of December to the end of June.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at June 30, 2006 the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months with existing cash on hand and loans from directors and or private placement of common stock.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated on consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and assumptions relate to the determination of the carrying values of mineral properties, investments and equipment, determination of fair value for financial instruments and stock based transactions. Financial results as determined by actual events could differ from those estimates.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash

The Company considers cash equivalents to be cash, as well as all short-term investments with a maturity of 90 days or less at the date of acquisition

Marketable securities

Marketable securities are recorded at the lower of cost or market value.

Investments

The Company follows the equity method of accounting for investments in companies where it owns less than a 50% interest, and where it has the ability to exercise significant influence.

Plant and equipment

Mine plant and equipment is recorded at cost and amortized on a declining balance method at the rates of 20% and 30%. No amortization is being charged on the mill as it is currently being held under care and maintenance.

The carrying value of all categories of plant and equipment are reviewed for impairment whenever a change in events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition.

Mineral properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess charged to operations. Write-downs due to impairment in value are charged to operations. Option payments received in excess of costs incurred are credited to income.

The Company reviews the carrying value of its mineral properties on a regular basis. Management’s estimates of mineral prices, recoverable proven and profitable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. The recoverability of the amounts shown for mineral properties and interests is dependent on the confirmation of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to successfully complete their development and future profitable operations. The amounts shown for mineral properties represent costs incurred to date, less write-downs and sale, and do not necessarily reflect the present or future values.

The Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, but these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Environmental costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of feasibility study or the Company’s commitments to plan of action based on the then known facts. The Company intends to comply with all environmental authorities.

Asset Retirement Obligations

Effective January 1, 2005, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. At December 31, 2005, the Company has not incurred or committed any asset retirement obligations related to its exploration properties.

Impairment of Long-lived Assets

Effective July 1, 2004 the Company adopted the recommendations of CICA Handbook Section 3063 "Impairment of Long-lived Assets" and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee on a prospective basis. Section 3063 requires that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstance indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.

EIC 126 provides for an enterprise that is in the development stage with initially capitalized exploration costs but has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property, is not obliged to conclude that the capitalized costs have been impaired. However, such an enterprise should consider whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Foreign currency translation

These financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results.

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities.

The Company applies the fair value method to all grants of stock options after January 1, 2003. All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as contributed surplus in shareholders’ equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options’ vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the year. Diluted loss per share is determined using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes any option proceeds would be used to purchase common shares with an average market value for the period higher than the exercise price. Options with an average market value for the period higher than the exercise price are not included in the calculation of diluted loss per share as such options are not dilutive.

Income tax

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized. Due to the uncertainty of realization, to date a full valuation allowance has been recorded.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Comparative figures

Certain of the prior year’s comparative figures may have been reclassified to conform to the current period’s presentation.

Financial Instruments

The Company’s financial instruments may consist of cash, marketable securities, note receivable, accounts receivable, accounts payable and accrued liabilities and amounts due to related parties. The fair value of the Company’s financial instruments are estimated by management to approximate their carrying values based on their immediate or short-term maturity.

3. MARKETABLE SECURITIES

The Company has the following marketable securities:

	2006		2005
	Number of shares	Market value	Number of shares	Market Value

Golden Cariboo Resources Inc.	43,000	$2,795	43,000	$5,160
Kobex Resources Limited	375,000	345,000	-	-
Running Fox Resources Corp.	-	-	38,000	19,000
Trade Winds Ventures Inc.	20,000	7,500	20,000	9,200
		$355,295		$33,360

4. NOTE RECEIVABLE

On November 1, 2005, the Company executed a promissory note in the amount of $54,908, bearing 12% interest per annum, secured mining equipment with capital and accrued interest payable on November 1, 2006. Subsequent to June 30, 2006, the Company received a payment of $25,000.

5. INVESTMENT

	2006	2005
Vicore Mining Developments Ltd.:

Investment at cost	$150,000	$150,000
Share of equity accounted losses	(69,307)	(56,250)
	80,694	93,750
Impairment loss	(80,693)	-
	$1	$93,750

In previous years the Company purchased a 30% interest in Vicore Mining Developments Ltd. for $150,000. Due to Vicore’s recurring losses management has determined that the investment is impaired and during the current period the investment was written down to $1 resulting in a loss of $80,693.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

6. PLANT AND EQUIPMENT

		Accumulated
2006	Cost	Amortization	Net Book Value
Office equipment and furniture	$175,002	$(157,129)	$17,873
Mill cost	1,605,375	(1,503,214)	102,161
Mine equipment and vehicle	1,482,013	(1,258,525)	223,488
	$3,262,390	$(2,918,868)	$343,522

		Accumulated
2005	Cost	Amortization	Net Book Value
Office equipment and furniture	$166,328	$(155,506)	$10,822
Mill cost	1,605,375	(1,503,214)	102,161
Mine equipment and vehicle	1,374,919	(1,236,330)	138,589
	$3,146,622	$(2,895,050)	$251,572

7. MINERAL PROPERTIES

June 30, 2006			Current period	Accumulated
			Additions,	Amortization,
		January 1,	Expenditures,	Depletion and	June 30,
	Note 7	2006	Disposal	Write-downs	2006
Cariboo Mining District, BC, Canada:	a
Acquisition		$1,315,001	$-	$-	$1,315,001
Exploration and development		7,144,168	-	-	7,144,168
General and administration		1,231,026	-	-	1,231,026
Adit		2,170,737	-	-	2,170,737
Amortization, proceeds and write-downs		-	-	(11,786,068)	(11,786,068)
		11,860,932	-	(11,786,068)	74,864
Brett 1 and 2, BC, Canada	d	141,599	-	-	141,599
Laverty and Cumming Claim Group, Red Lake, Ontario, Canada	e	88,700	-	-	88,700
Cumo Molybdenum Property, Boise County, Idaho, USA	f	1	-	-	1
Red Lake Gold Property, Red Lake, Ontario, Canada	i	25,676	2,421	-	28,095
Blackpoint property, Nevada, USA	h	82,819	-	-	82,819
Pine Tree Property, Nevada, USA	g	641,829	583,267	-	1,225,096
Iris, Russia	k	-	-	-	-
Zun Hada, Russia	l	-	-	-	-
Trikay Property, Queensland, Australia	j	1,832	17,814	-	19,696
Statlu Aggregate Project, BC, Canada	m	-	175,088	-	175,088
Shea Aggregate, Elko, Nevada, USA	n	-	84,375	-	847.375
Balance, June 30, 2006		$12,843,388	$862,963	$(11,786,068)	$1,920,283

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

7. MINERAL PROPERTIES (Cont.)

December 31, 2005			Current year	Accumulated
			Additions,	Amortization,
		Jan. 1,	Expenditures,	Depletion and	Dec. 31,
	Note 7	2005	Disposal	Write-downs	2005
Cariboo Mining District, BC, Canada:	a
Acquisition		$1,315,001	$-	$-	$1,315,001
Exploration and development		7,144,168	-	-	7,144,168
General and administration		1,231,026	-	-	1,231,026
Adit		2,170,737	-	-	2,170,737
Amortization, proceeds and write-downs		-	(500,000)	(11,286,068)	(11,786,068)
		11,860,932	(500,000)	(11,286,068)	74,864
Brett 1 and 2, BC, Canada	d	92,710	48,889	-	141,599
Laverty and Cumming Claim Group, Red Lake, Ontario, Canada	e	88,700	-	-	88,700
Cumo Molybdenum Property, Boise County, Idaho, USA	f	89,083	(89,082)	-	1
Red Lake Gold Property, Red Lake, Ontario, Canada	i	-	25,676	-	25,676
Blackpoint property, Nevada, USA	h	-	82,819	-	82,819
Pine Tree Property, Nevada, USA	g	-	641,829	-	641,829
Iris, Russia	k	1	(1)	-	-
Zun Hada, Russia	l	1	(1)	-	-
Trikay Property, Queensland, Australia	m	1,026	806	-	1,832
Balance, December 31, 2005		$12,132,453	$210,935	$(11,286,068)	$1,057,320

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

7. MINERAL PROPERTIES (Cont.)

a. Cariboo Gold Quartz property, British Columbia, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in the mining properties known as the Mosquito Creek Gold property and the Cariboo Gold Quartz property. These properties are located in the Cariboo Mining District of British Columbia, Canada.

During August 2003 the Company entered into a Property Option Agreement with Wayside Gold Mines Limited (“Wayside”) for the 50% interest in the Cariboo Gold Quartz Mineral Claims and a 100% interest in the Mosquito Mine Mineral Claims (the “Property”) excluding the placer mining rights. The mill, all buildings and hoist on the claims are included as part of the Property.

The new option agreement provides for the following:

•	Wayside must make the following cash payments to the Company:
-	$50,000, on the signing of the agreement (received);
-	$450,000 on or before September 15, 2003 (received);
-	$500,000 on or before August 31, 2004 (received);
-	$500,000 on or before August 31, 2005 (received);
-	$500,000 on or before August 31, 2006 (received in September 2006); and,
-	$3,500,000 on or before December 31, 2006;

•
Any time prior to the exercise of the option, Wayside would have the exclusive right to extract bulk samples (the “Bulk Sample”) from the Properties in two stages. The first stage would involve 40,000 tons of sample material or recovery of not more that 15,000 ounces of refined gold, whichever is achieved first, followed by a second stage of bulk sampling program of the second stage 40,000 tons of sampled material or recovery of not more that 15,000 ounces of refined gold, whichever is achieved first.

•	Wayside will be responsible at its cost to maintain the Properties and to keep the permits in good standing and be responsible for all environmental and reclamation compliance.

•
The Company will be entitled to receive a royalty of 5% Net Smelter Return (“NSR”) derived from Bulk Sample. Upon exercise of the option by Wayside, the Company’s royalty will revert to 3% NSR; Wayside would be responsible to satisfy 10% Net Profit Interest in relation to the property. As at December 31, 2005, Wayside has extract bulk sample and the Company computed the NSR receivable to be $241,342 of which $54,293 has been received from Wayside.

b. Wells-Barkerville, British Columbia, Canada

During the year ended December 31, 2000, the Company with the former president of the Company acquired 117 claims in Wells-Barkerville, BC. During the year ended December 31, 2001, the former president of the Company and the Company granted to Golden Cariboo Resources Ltd. the sole and exclusive right to earn the 100% right, title and interest in the claims in return for $10,000, 200,000 shares of Golden Cariboo Resources Ltd. and a 2% NSR. Golden Cariboo Resources Ltd. can purchase the 2% NSR from the Company and the former president of the Company for a cash payment of $2,000,000 ($1,000,000 to the Company).

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

7. MINERAL PROPERTIES (Cont.)

c. Tillicum property, British Columbia, Canada

During the year ended December 31, 2002, the Company acquired 1330275 Ontario Ltd. from Mustang Mineral Corp. for a consideration of 200,000 common shares of the Company at an agreed value of $20,000 plus $2,500 (paid) and an additional $27,500 payable by December 31, 2003. During the year ended December 31, 2003, the Company completed the obligations by payment of $20,000. 1330275 Ontario Ltd. held 100% interest in Tillicum property in the Slocan Mining District, BC. During the year ended December 31, 2004, the Company requested an extension of the lease with the original owners and reached a settlement whereby the Company transferred all interest in the property in return for a payment of $10,000 (received subsequent to June 30, 2006). In January 2005 the Company disposed of 1330275 Ontario Ltd. to a relative of a director and officer at its calculated fair market value.

d. Brett #1 and #2, British Columbia, Canada

During the year ended December 31, 2002, the Company acquired 30% interest in the Brett #1 and Brett #2 mineral claims located in the Vernon Mining District of British Columbia from Vicore Mining Developments Ltd. (“Vicore”) for $49,391. During the year ended December 31, 2003, the Company acquired the remaining 70% for a consideration of 500,000 common shares of the Company at an agreed value of $125,000. Vicore retains a 2% NSR.

During the year ended December 31, 2004, the Company executed an Option Agreement whereby the Company optioned 50% of its interest in the Brett Property to Running Fox Resource Corp (“Running Fox”) for 200,000 shares of Running Fox, at an agreed value of $80,000 and Running Fox to incur $500,000 exploration expenditure. During the year ended December 31, 2004, Running Fox incurred the required exploration expenditure.

e. Laverty Property, Red Lake, Ontario, Canada

During the year ended December 31, 2004, the Company acquired a 100% interest in 1156207 Ontario Ltd. for $80,000 with the vendor retaining a 1% NSR. 1156207 Ontario Ltd. holds 100% interest in two groups of patented mineral claims known as the “Laverty Property”, Red Lake, Ontario and the “Cummins Property”, near Larder Lake, Ontario. In connection with the acquisition, the Company issued 15,000 shares at an agreed value of $8,700 as finder’s fee.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

7. MINERAL PROPERTIES (Cont.)

f. Cumo Molybdenum Property, Idaho, USA

On October 13, 2004, the Company completed an “Option to Purchase Agreement” with Cumo Molybdenum Mining Inc. to purchase 8 unpatented mineral claims located in Boise County, Idaho, USA known as “Cumo Molybdenum Property”. The terms of the agreement call for stage advanced royalty payments scheduled as follows:

i.	US $10,000	upon signing (paid)
ii.	US $10,000	60 days after signing (paid)
iii.	US $5,000	6 months after signing (paid)
iv.	US $20,000	Year 1 after signing (paid)
v.	US $20,000	Year 2 after signing
vi.	US $15,000	Year 3 after signing
vii.	US $15,000	every 6 months thereafter

These payments are to be credited against a 1.5% NSR which reduces to 0.5% NSR after payments of US $3 million. In addition, after 60 days of signing the agreement, the Company will issue 90,000 shares of the Company at an agreed value of $63,900 (issued), further 90,000 (issued) shares after nine months and a further 120,000 (issued) after 18 months. The shares were issued in April 2006.

The Company is required to perform at least US $25,000 worth of work on the property during the first year and at least US $50,000 worth of exploration work each year thereafter for as long as the Option is in effect.

The Company also agreed to pay finder’s fees of 60,000 share purchase warrants of the Company with a fair value of $3,080, exercisable at $0.71 per share warrant until December 10, 2006. Subsequent to June 30, 2006 all share purchase warrants have been exercised.

On January 21, 2005, the Company entered into an option agreement with Kobex Resources Ltd. (“Kobex”), whereby Kobex may acquire a 100% interest in two Company properties, the Cumo Molybdenum Property located in Boise County, Idaho and the Trikay Copper-Gold Property in Queensland, Australia. Under the terms of the Agreement, Kobex would earn a 100% undivided interest in these Properties in consideration of cash payment of $5,000,000, 12,500,000 treasury shares and $10,000,000 of work expenditure commitment.

Under the terms of the Agreement, Kobex also assumed certain obligations with respect to the “Option to Purchase Agreement” between Cumo Molybdenum Mining Inc. and the Company, including the minimum advance royalty payments.

On November 7, 2005, the Company signed an amending agreement with Kobex whereby Kobex surrendered all the rights and interest to the Trikay property and in consideration of the surrender of the Trikay property, the Company agreed to reduce all cash payments and expenditures to be made on the Cumo property by 25% and the amount of expenditures was extended by one year.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

7. MINERAL PROPERTIES (Cont.)

f. Cumo Molybdenum Property, Idaho, USA (continued)

The number of shares to be issued to the Company by Kobex is reduced by 25% as follows:

Option Exercise Schedule	Number of Shares	Payment	Exploration Expenditures
Upon execution of the agreement (1)	-	$50,000 (1)	$-
Upon completion of due diligence and acceptance of filing by regulatory authorities(1)	375,000 (1)	50,000 (1)	-
Earlier of 6 months after signing and the date of regulatory acceptance (1)	-	150,000	-
On or before January 21, 2006	1,125,000	187,500	-
On or before July 21, 2006	-	187,500	-
On or before January 21, 2007	1,500,000	562,500	750,000
On or before January 21, 2008	2,625,000	1,125,000	1,125,000
On or before January 21, 2009	4,375,000	1,500,000	1,500,000
On or before January 21, 2010	-	-	1,875,000
On or before January 21, 2011	-	-	2,250,000
Total	10,000,000	$3,812,500	$7,500,000

(1) Amounts have been received and shares have issued

Kobex had not issued the shares or made the required cash payments during the period ended June 30, 2006. Subsequent to June 30, 2006 Kobex surrendered all rights and interests in the Cumo Property to the Company.

g. Pine Tree Copper-Molybdenum Property, Nevada, USA

On May 10, 2005, the Company signed a “Mineral Property Option Agreement” (“Agreement”) to purchase certain unpatented mineral claims located in Mineral County, Nevada, USA known as the “Pine Tree Copper-Molybdenum Property”. Under the terms of the Agreement, the Company would earn a 100% undivided interest in the Pine Tree Property in consideration of cash payment of US$2,000,000, 300,000 treasury shares and US$150,000 of work expenditure commitment.

The summary of the terms are as follows:

Option Exercise Schedule	Number of Shares	Payment	Exploration Expenditures
Within 7 days if signing the agreement (1)	-	$10,000 (1)	$-
Upon approval of TSX-V (1)	50,000 (1)	10,000 (1)	-
On first anniversary of the Agreement	50,000 (1)	25,000(1)	50,000
On second anniversary of the Agreement	60,000	35,000	100,000
On third anniversary of the Agreement	60,000	50,000	-
On fourth anniversary of the Agreement	80,000	125,000	-
On fifth anniversary of the Agreement	-	25,000	-
Each year thereafter (2)	-	-	-
Total	300,000	$280,000	$150,000

(1) Shares have been issued and US $45,000 paid

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

7. MINERAL PROPERTIES (Cont.)

g. Pine Tree Copper-Molybdenum Property, Nevada, USA (continued)

(2)
The Company would pay $25,000 each year after the fifth anniversary until a total of US$2,000,000 has been paid. These payments would be credited against a 1.5% NSR which after the payment of US$2 million would reduce the NSR to 0.50%.

At any time within 2 years of approval by the TSX-V, the Company may purchase the property outright for US$1,000,000 plus the share consideration. If the Company sells, assigns or creates a joint venture with any third party within two years of the date of the Agreement, the vendors would be entitled to 20% of the share consideration received.

h. Blackpoint exploration property, Nevada, USA

During the year ended December 31, 2005, the Company acquired by staking 49 claims which cover the Blackpoint exploration property near Eureka, Nevada

i. Red Lake Gold Property, Ontario, Canada

On June 10, 2005, the Company signed an “Option to Purchase Red Lake Mineral Claims Agreement” (“Red Lake Agreement”) to purchase 4 patented mineral claims located in Bateman Township on the eastern shores of Red Lake, Ontario Canada, known as the “Red Lake Gold Property”. Under the terms of the Agreement, the Company would earn a 100% undivided interest in the Red Lake Property in consideration of cash payment of $500,000 follows:

Option Exercise Schedule	Payment
Upon approval of TSX-V (the “Approval”)	$25,000	(paid	)
On first anniversary of the Approval	50,000	(paid	)
On second anniversary of the Approval	75,000
On third anniversary of the Approval	100,000
On fourth anniversary of the Approval	250,000
Total	$500,000

The vendors retained a 2% NSR and the Company may purchase 1% of the NSR at anytime for $1,000,000.

j. Trikay Property, Queensland, Australia

During the year ended December 31, 2004, the Company filed exploration permits covering the Trikay property in Queensland, Australia. On January 21, 2005, the Company entered into an option agreement with Kobex whereby Kobex may acquire a 100% interest in two Company properties, the Cumo Molybdenum Property located in Boise County, Idaho and the Trikay Copper-Gold Property in Queensland, Australia. On November 7, 2005, the Company signed an amending agreement with Kobex whereby Kobex surrendered all the rights and interest to the Trikay property and the Company granted Kobex a right of first refusal for a period of two years in the event the Company wishes to enter into an agreement with a third party.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

7. MINERAL PROPERTIES (Cont.)

k. Iris, Russia

During the year ended December 31, 2005 the Company wrote off the carrying value of the property as management had decided to abandon the property.

l. Zun Huda, Russia

During the year ended December 31, 2005 the Company wrote off the carrying value of the property as management had decided to abandon the property.

m. Statlu Aggregate Project, British Columbia, Canada

On December 21, 2005, the Company entered into an option agreement whereby the Company would earn a 60% interest in the Statlu Aggregate Project near Chehalis, British Columbia. Under the terms of the Agreement, the Company would finance the project to the time a license of occupation is issued by the Department of Land and Water of British Columbia and a permit is issued which would allow sand and gravels from the property to be mined and sold. If the Company fails to acquire the required license by December 31, 2007, the agreement would expire and be null and void.

n. Shea Aggregate Project, Nevada, USA

On May 19, 2006, the Company entered into a purchase agreement to purchase 53 patented claims located in Spruce Mountain, Elko County, Nevada, USA, known as the “Shea Aggregate Project”. Under the terms of the Agreement, the Company would earn a 100% undivided interest in the Project in consideration of cash payment of US$550,000 paid as follows:

Option Exercise Schedule	Payment
On or before May 25, 2006	$75,000	(paid	)
On or before July 15, 2006	100,000	(paid	)
On or before September 15, 2006	100,000	(paid	)
On or before November 15, 2006	125,000
On or before January 15, 2007	150,000
Total	$550,000

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

8. SHARE CAPITAL

(a) Authorized - unlimited common shares without par

(b) Issued and outstanding:

	Number
	of Shares	Amount

Balance, December 31, 2004	20,639,303	$14,231,803
For cash:
Pursuant to private placement at $1.00	1,065,000	1,065,000
Finders fee pursuant to private placement	-	(42,000)
Pursuant to a exercise of stock options at $0.33	425,000	140,250
Re-allocation of Contributed Surplus		91,509
For other consideration
Pursuant to the acquisition of Cumo Property	90,000	63,000
Pursuant to the acquisition of Pine Tree Property	50,000	55,000
Balance, December 31, 2005	22,269,303	15,604,562
For cash:
Pursuant to private placement at $1.08	2,200,000	2,376,000
Finders fee pursuant to private placement	96,074	-
Pursuant to a exercise of stock options at $0.33	5,000	1,650
Re-allocation of Contributed Surplus		1,077
Pursuant to a exercise of warrants at $1.25	64,500	80,625
For other consideration
Pursuant to the acquisition of Cumo Property	120,000	132,000
Pursuant to the acquisition of Pine Tree Property	50,000	35,000
Balance, June 30, 2006	24,804,877	$18,230,914

(i)
During the year ended December 31, 2005, the Company completed a non-brokered private placement of 1,065,000 units at $1.00 each for total proceeds of $1,065,000. Along with the shares 532,500 share purchase warrants were issued. Each purchase warrant entitles the holder thereof the right to purchase one additional common share at $1.25 for a one year period. The fair value of these warrants is included in share capital. In connection with this private placement, the Company paid finders’ fees of $42,000.

(ii)
During the period ended June 30, 2006, the Company completed a non-brokered private placement of 2,200,000 units at $1.08 per unit for total proceeds of $2,376,000. Each unit consists of one common share and one share purchase warrant. The share purchase warrant entitles the holder thereof the right to purchase one additional common share at $1.45 for a two year period. The fair value of these warrants is included in share capital. In connection with this private placement 96,074 shares were issued as finders’ fees.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

8. SHARE CAPITAL (Cont.)

(c) Stock options outstanding

Pursuant to the policies of the TSX Venture Exchange (“TSX-V”), the Company may grant incentive stock options to its officers, directors, and consultants. TSX-V policies permit the Company’s directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration for services.

The exercise price of stock options is determined by the board of directors of the Company at the time of granting and may not be less than the average closing price of the Company’s shares on the ten trading days immediately preceding the date on which the options are granted and publicly announced, and may not otherwise be less than $0.10 per share. Options have a maximum term of five years and terminate after a certain number of days following the termination of the optionee’s term / employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made during periodic intervals approved by the TSX-V. Once approved and vested, options are exercisable at any time.

The continuity of incentive stock options for fiscal June 30, 2006 is as follows:

Expiry Date	Price ($)	Average Remaining Life (years)	Outstanding Jan. 1, 2006	Granted	Cancelled, Expired Exercised	Outstanding June 30, 2006
September 9, 2006 (1)	0.33	1.7	1,625,000	-	(5,000)	1,620,000
April 5, 2011	1.60	4.8	-	440,000	-	440,000
April 18, 2011	1.60	4.8	-	179,000	-	179,000

Subsequent to June 30, 2006, 1,570,000 options were exercised for proceeds of $518,100 and 50,000 options expired.

The continuity of incentive stock options for fiscal 2005 is as follows:

Expiry Date	Price ($)	Average Remaining Life (years)	Outstanding Jan. 1, 2005	Granted	Cancelled, Expired Exercised	Outstanding Dec. 31, 2005
September 9, 2006	0.33	0.7	2,050.000	-	(425,000)	1,625,000

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

8. SHARE CAPITAL (Cont.)

(d) Share purchase warrants outstanding

Outstanding share purchase warrants at June 30, 2006 were as follows:

Expiry Date	Price ($)	Outstanding Jan. 1, 2006	Granted	Exercised	Outstanding June 30, 2006
July 28, 2006	1.25	532,500	-	64,500	468,000
December 10, 2006	0.71	-	60,000	-	60,000
May 5, 2008	1.45	-	2,200,000	-	2,200,000
		532,500	2,260,000	64,500	2,728,000

Subsequent to June 30, 2006, the Company issued 468,000 common shares at $1.25 per share pursuant to the exercise of share purchase warrants options outstanding.

Outstanding share purchase warrants at December 31, 2005 were as follows:

Expiry Date	Price ($)	Outstanding Jan. 1, 2005	Granted	Exercised	Outstanding Dec. 31, 2005
July 28, 2006	1.25	-	532,500	-	532.500

(e) Stock-based compensation

During the period ended June 30, 2006, the Company granted a total of 619,000 stock options with a fair value of $1,142,979. The Company recorded stock-based compensation expense totaling $532,716 during the period. A further $610,263 is deferred and will be amortized over a 9 month period. The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.0%, dividend yield of 0%, volatility factor of 150%, and an expected option life of 5 years.

During the year ended December 31, 2004, the Company granted a total of 2,050,000 stock options. The Company recorded stock-based compensation expense totaling $441,399 on account of these stock options. The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.5%, dividend yield of 0%, volatility factor of 278%, and an expected option life of 2 years.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(f) Contributed Surplus

	June 30, 2006	December 31, 2005
Balance - Beginning	349,890	441,399
Fair value of stock options issued	532,716	-
Value assigned to options exercised	(1,076)	(91,509)
Balance - End	881,530	349,890

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

9. INCOME TAXES

The difference between the Company’s actual tax recovery and the expected recovery calculated by applying statutory tax rates to the loss for the year is due primarily to non-capital loss carry forwards for which no benefit has been recognized.

The significant components of the Company’s future income tax assets and liabilities at June 30, 2006, December 31, 2005 and 2004 are as follows:

	2006	2005
Canada - future tax asset
Non-capital loss carry-forward	$109,000	$247,000
Resource pools	1,043,000	995,000
Other pools	579,000	570,000
	1,731,000	1,812,000
Valuation allowance	(1,731,000)	(1,812,000)
Net future income tax asset (liability)	$-	$-

At June 30, 2006, the Company has non-capital losses of approximately $307,000 that expire at various times to year 2008. Future tax benefits that may arise as a result of the loss carry forward and the benefits have not been recognized in these consolidated financial statements due to the uncertainty of realization.

10. RELATED PARTY TRANSACTONS

The advances and loans due to related parties are unsecured, bear no interest, and are repayable on demand.

A summary of the amounts charged to the Company by related parties of the Company is as follows:

	2006	2005	2004
Included in operations
Management fees	$78,000	$156,000	$108,000

Any other payments are made as reimbursement of expenses to officers or directors in normal course of business.

11. COMMITMENTS

The Company entered into a contract with Connect Capital Ltd. to provide corporate and investor relation services. The Company is to pay $8,000 per month for a period of one year with provisions for renewal after this initial period. The agreement also grants stock options to Connect Capital Ltd. to purchase 440,000 common shares of the Company at $1.60 per share exercisable for a term of five years from the date of granting.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

12. SEGMENTED DISCLOSURES

The Company operates in a single reportable operating segment, being the exploration and development of mineral properties.

Summarized financial information for the geographical segments are as follows:

2006	Canada	USA	Total
Loss	$822,266	$-	$822,266
Assets	3,457,951	1,454,244	4,912,195
Mineral properties	$527,992	$1,392,291	$1,920,283

2005	Canada	USA	Total
Loss	$351,234	$(95,984)	$255,250
Assets	1,721,927	797,418	2,519,345
Mineral properties	$332,671	$724,649	$1,057,320

2004
Loss	$776,178	$-	$776,178
Assets	1,368,482	89,083	1,457,565
Mineral properties	$1,413,314	$89,083	$846,385

13. MATERIAL DIFFERENCE BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	June 30, 2006	December 31, 2005
BALANCE SHEET

Total assets, Canadian GAAP	$4,912,195	$2,519,345
Resource properties	(1,920,283)	(1,057,320)
Total assets, US GAAP	$2,991,912	$1,462,025

Total liabilities, Canadian and US GAAP	$566,506	$509,382

Shareholders' equity, Canadian GAAP	$4,345,689	$2,009,963
Resource properties	(1,920,283)	(1,057,320)
Shareholders' equity, US GAAP	2,425,406	952,643
Total liabilities and Shareholders' equity, US GAAP	$2,991,912	$1,462,025

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

13. MATERIAL DIFFERENCE BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Cont.)

STATEMENT OF OPERATIONS	June 30, 2006	December 31, 2005	December 31, 2004

Net loss Canadian GAAP	$(822,226)	$(255,250)	$(766,178)
Deduct:
Capitalized Mineral Property recoveries (expenditures)	(862,963)	(210,935)	382,152
Mineral Properties written off	-	-	81,154
Net loss in accordance with US GAAP	$(1,685,189)	$(466,185)	$(302,872)
Net loss per share US GAAP	$(0.07)	$(0.02)	$(0.01)

STATEMENT OF CASH FLOWS	June 30, 2006	December 31, 2005	December 31, 2004

Cash flows used in operating activities, Canadian GAAP	$(470,353)	$(459,404)	$(519,713)
Resource property	(827,964)	4,983	450,153
Cash flows used in operating activities, US GAAP	(1,298,317)	(454,421)	(69,560)

Cash flows from financing activities, Canadian and US GAAP	2,508,005	1,187,166	14,985

Cash flows used in investing activities, Canadian GAAP	(955,968)	(69,621)	366,184
Resource property	827,964	(4,983)	(450,153)
Cash flows used in investing activities, US GAAP	(128,004)	(74,604)	(83,969)
Increase (decrease) in cash, US GAAP	$1,081,684	$658,141	$(138,544)

Under Canadian GAAP, mineral property acquisition and exploration expenditures on prospective properties are capitalized until such time as it is determined that further work is not warranted or the property is sold or abandoned, at which point capitalized costs would be written off. Under US GAAP, mineral property acquisition costs are capitalized and exploration costs are expensed as incurred until such time as economic reserves are quantified. The Company has considered the guidance under EITF 04-2 and has determined that capitalization of mineral property acquisition costs is inappropriate at the current stage of the Company’s mineral property exploration activities. To date, the Company’s mineral interests consist mainly of exploration stage properties. Furthermore, there is uncertainty as to the Company’s ability to fund the exploration work necessary to determine if the properties have recoverable reserves or any future economic benefits. As a result, acquisition costs to date are considered to be impaired under US GAAP and accordingly, have been written off as mineral property expenditures. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

13. MATERIAL DIFFERENCE BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Cont.)

Under Canadian GAAP stock based compensation is accounted for based on the fair value of options granted. Under US GAAP, SFAS No. 123 “Accounting for Stock based Compensation” companies are encouraged but not required to account for stock based compensation based on the fair value of options granted. Effective January 1, 2003 the Company elected to follow the fair value method of accounting for stock based compensation. Accordingly, there is no difference between Canadian and US GAAP.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3”. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company will implement this new standard beginning July 1, 2006. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006.  The adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND DECEMBER 31, 2005

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 but we do not expect that it will have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect that the implementation of SFAS No. 158 will have any material impact on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The Company is currently evaluating the impact of adopting SAB No. 108 but we do not expect that it will have a material effect on our consolidated financial statements.

ITEM 18. FINANCIAL STATEMENTS

See Item 17, above.

ITEM 19. EXHIBITS

Exhibit No.	Description

1	Notice of Articles.

2.1	Form of Purchase Warrant issued in connection with the Company’s private placement during the fiscal year ended December 31, 2005.

2.2	Form of Purchase Warrant issued in connection with the Company’s private placement during the period ended June 30, 2006.

2.3	Form of Purchase Warrant issued in connection with the Company’s private placement during the period ended March 31, 2007.

4.1	Mineral Claims Option Agreement dated August 22, 2003, between the Company and International Wayside Gold Mines Limited.

4.2	Property Option Agreement dated March 5, 2001 between the Company, Stephen Kocsis, P. Geo., and Golden Cariboo Resources Ltd.

4.3	Agreement dated September 9, 2002 between the Company and Mustang Minerals Corp., with respect to the acquisition of 1330275 Ontario Limited.

4.4	Mineral Claims Option Agreement dated January 30, 2004 between the Company and Running Fox Resource Corp.

4.5	Share Purchase Agreement dated September 2004 between the Company and Thomas E. Gillett, with respect to the acquisition of 1156207 Ontario Inc.

4.6	Option to Purchase Agreement dated October 13, 2004, between the Company and Cumo Molybdenum Mining Inc.

4.7	Option Agreement dated January 21, 2005, between the Company and Kobex Resources Ltd.

4.8	Amending Agreement dated November 7, 2005, between the Company and Kobex Resources Ltd.

4.9	Mineral Property Option Agreement dated May 10, 2005, between the Company, Western Geoscience, Inc. and James H. Meyers.

4.10	Affidavits and Notices of Intent to Hold Mining Claims and Sites dated August 21, 2006 with respect to Blackpoint exploration property in Nevada.

4.11
Option to Purchase Agreement - Red Lake Mineral Claims dated June 10, 2005, between the Company, Joseph Intelisano, Jr., Joseph Intelisano Sr., Fannie Intelisano, Rudolph Intelisano and Lakeview Realty Corporation.

4.12	Agreement dated December 21, 2005, between the Company and Earl E. Wilder, with respect to option to earn 60% interest in the Statlu Aggregate project.

4.13	Purchase Agreement dated May 19, 2006, between the Company and Shea Insurance Group Inc. with respect to the purchase of patented claims in Spruce Mountain, Elko County, Nevada.

4.14	Purchase Agreement dated March 9, 2007, between the Company and Paul Antonioli and Ted Antonioli with respect to the purchase of unpatented claims in Idaho.

4.15	New Release dated April 17, 2007 by the Company related to the staking of 40 claims in Nevada known as “Copper Chief.”

4.16	Management Agreement dated August 4, 2005, between the Company and Brian McClay.

4.17	Management Agreement dated August 4, 2005, between the Company and William Jefferies.

4.18	Incentive Share Option Plan dated June 8, 2006.

4.19	Agreement dated April 5, 2006 between the Company and Connect Capital Ltd.

8	List of subsidiaries.

12.1	Certification of principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of principal executive officer as adopted pursuant to 18 USC Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of principal financial officer as adopted pursuant to 18 USC Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Matheson Carr-Hilton Labonte LLP, independent Chartered Accountants.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

MOSQUITO CONSOLIDATED GOLD MINES LIMITED

By:	/s/ Brian A. McClay
Brian A. McClay President and Chief Executive Officer

Date: May 25, 2007